PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SUPPL

BY COURIER

No/Date : F/D1:341 | 28-8-2009

Securities and Exchange Commis[redacted]
450 Fifth Street, NW
Washington, D.C. 20549
USA

09046948

SEC
Mail Processing
Section
SEP 09 2009
Washington, DC
122

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose the Interim results of year 2009 of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- Interim results of the year 2009 of Public Power Corporation S.A.

PUBLIC POWER CORPORATION S.A.

Condensed Interim Financial Statements of the Company and the Group (January 1, 2009 – June 30, 2009)

The attached Financial Report for the six month period ended June 30th, 2009, has been established according to article 5 of Law 3556/2007, has been approved by the Board of Directors of "Public Power Corporation S.A." on August 27th, 2009, and is available for the investors, on the internet, at the web site address www.dei.gr, for at least the next 5 (five years).

Public Power Corporation S.A.
Registration No 47829/06/B/00/2
Chalkokondyli 30 - 104 32 Athens

INDEX

The Condensed Financial Statements for the fiscal year 2008 presented through pages 1 to 25, both for the Group and the Parent Company, have been approved by the Board of Directors on August 27th, 2009.

CHAIRMAN OF B.O.D. AND C.E.O.	VICE CHAIRMAN AND DEPUTY C.E.O.
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS D. CHATZIARGYRIOU
CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
GEORGE C. ANGELOPOULOS	EFTHIMIOS A. KOUTROULIS

I. STATEMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS

STATEMENT OF MEMBERS OF THE BOARD OF DIRECTORS
(According to article 5, par.2 of Law 3556/2007)

1. Panagiotis Athanasopoulos, Chairman and C.E.O. of P.P.C. S.A.
2. Chatziargyriou Nikolaos Vice Chairman and Deputy C.E.O.
3. Karellas Panagis, Member of the Board of Directors,

hereby

declare

that, to the best of our knowledge:

a) the accompanying Financial Statements of the Parent Company and the Group, for the six month period, ended on June 30, 2009, which were prepared according to the International Accounting Standards – currently in effect- as adopted by the European Union, are truthfully depicting assets, liabilities, equity and the statement of income of the Public Power Corporation S.A., as well as the companies included in the consolidation, according to the provisions of para. 3 to 5, article 5 of Law 3556/2007 and,

b) the six month Board of Directors' Report, truthfully depicts all information required by par.6, article 5 of Law 3556/2007.

Athens August 27, 2008

Chairman and C.E.O.	Vice Chairman and Deputy C.E.O.	Member of the Board of Directors
Panagiotis Athanasopoulos	Chatziargyriou Nikolaos	Panagis Karellas

II. REPORT OF THE BOARD OF DIRECTORS

PUBLIC POWER CORPORATION S.A.
SIX MONTH REPORT OF THE BOARD OF DIRECTORS
FOR THE PERIOD 1.1.2009 -30.6.2009
(In accordance with the provisions of law 3556/2007, article 5 par. 6)

This is a condensed report of financial information of "Public Power Corporation S.A." (the Parent Company) and its subsidiaries (the Group) for the first half of the current financial year, as well as, the major events of the period and their effect on the six month financial statements. There is, also, a description of the main risks and uncertainties that the Group might face in the second half of the financial year as well as the balances and transactions between PPC and its related parties.

FINANCIAL DATA FOR THE FIRST HALF 2009

1H 2009 compared to the corresponding magnitude in 1H 2008, is characterized by the reduction in energy demand and, on the same time, the drastic decline in the expenditure to cover it.

Specifically:

- While in 1H 2008, the Company was forced to spend 51% of its total revenues to cover the expenses for imported fuels, energy purchases and CO_2 emission rights, this percentage was drastically reduced to 28.5% in 1H 2009.

- Due to the significant drop in oil prices and lower electricity demand by 5.1% compared to 1H 2008, the expenditure for liquid fuels, natural gas and energy purchases, decreased by € 557.6 m, a reduction of 41.9%.

- In addition, in 1H 2009, hydro generation increased by 799,000 MWH (51.4%), compared to 1H 2008, which was a period of very poor hydro conditions, while, on the same time, electricity generation from lignite power stations increased by 1,186,000 MWH (8.6%).

- Total Revenues amounted to € 2,928.4 m versus € 2,764.9 m in 1H 2008 an increase of € 163.5 m (5.9%).

- EBITDA amounted to € 898.8 m compared to € 222.2 m in 1H 2008, an increase of € 676.6 m. EBITDA margin reached 30.7%, compared to 8% in 1H 2008.

- 1H 2009 pre tax profits amounted to € 557.4 m, compared to pre tax loss of € 115 m in 1H 2008.

MAJOR EVENTS OF THE PERIOD

Tender for the Supply and installation of a 416,95 MW combined cycle natural gas fired power plant in Aliveri

After an international tender the Project "Supply and installation of a 416.95 MW combined cycle natural gas fired power plant at Aliveri" was awarded to the successful bidder company (Metka S.A.). The contract with the company was signed on October 2007. The Contract price of the project is Euro 219 million and the contractual deadline for completion is 27 months after the contract is signed. Construction of the plant is delayed due to antiquities found on the construction site. Regarding this project:

- The Common Ministerial Decision approving the environmental terms has been issued. The elaboration and approval of studies of the project and the delivery of electromechanical equipment are in progress.

- There are ongoing discussions with the Contractor about the solution of economic subjects and technical modifications that have arisen.

- The Study of Treatment and Disposal of Industrial Waste Water was approved.

- The study of Delimitation and Regulation of an existing stream inside the Plant site was assigned to a Company.

- On January 13, 2009, Public Power Corporation transmitted a request for modification of the Common Ministerial Decision Approval of Environmental Terms (modification for the Regulation of the stream).

- Within the first six month period of 2009, the Ministry of Development decided the modification of installation licence of the new Unit referring to less important changes about the arrangement and the size of the facilities as well as referring to the addition of the Center of Ultrahigh Voltage.

- The Ministry of Civilization approved the construction of main facilities with regard to archaeological Law and the approval of auxiliary facilities is expected.
- On July 23, 2009, the Building Permission was issued and the commencement of site works is expected.

Option for acquisition of DEPA shares
PPC's Board of Directors, on October 2, 2007 decided to move with exercising its option for acquisition of DEPA (the natural gas company) shares, which has been done through a contract, decision that has been announced, on January 7, 2008, to the Ministry of Economy.

Approval of Business Collaboration with Restis Group
PPC and Restis Group of Companies singed on the May 14th, 2009 an "MoU", for examining cooperation in the areas of: (a) Development, construction and operation of lignite mines and lignite power plants in Montenegro, (b) Joint participation in the tender launched by the government of Montenegro for the partial sale and share capital increase of the company "EPCG" (electric utility active in the generation, distribution and supply of energy) and (c) Development, construction and operation of RES projects in Greece and Southeast Europe.

Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes
In June 2008, the Parent Company has concluded a tender regarding the project "Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes" and awarded it to ABB, who offered the lowest price of Euro 12.3 million, approximately. The project is scheduled to complete in two phases. According to the timetable the building phase of the substation should be completed by April 2010, so the units generation will be energized for the summer of 2010. But, due to the delay of issuance of the building permit, originally was expected to be issued in March 2009, the building phase of the substation is estimated, if the permit is issued soon, in the second half of 2010.

International tender for the construction of the new lignite station in Florina
In July 2008, an international tender regarding the "Study, procurement, installation and putting in operation of the Steam-Electric Unit II in Meliti Power station, with a power of 420-450 MW, using pulverized lignite as fuel and with the capability to provide thermal energy of 70 MW for district heating" was announced. The budgeted cost for the new thermal unit was 675 million Euro. The new Unit will be fully equipped with modern and up-to-date antipollutive systems and with a provision of space for future installation of CO2 emissions' capture system. The above mentioned project had been defined to be completed within 52 months, commencing with the signing of the contract. Due to the fact that no offer was submitted, the basic technical and commercial parameters of the Project are in reconsideration, so that a new Inquiry shall be announced.

Tax unaudited years
In 2009 the tax audit of the Parent Company was completed for the years 2006 and 2007, which resulted to accounting differences of Euro 18 million approximately (income tax, VAT, withholding tax and any other tax obligation). An amount of Euro 1 million approximately was settled against liabilities of the Greek State. Temporary results of the tax audit were issued until the final resolution of the tax problem with the energy sales invoice to PPC personnel.
Tax unaudited years, for which provisions are established on the basis of the findings of prior tax audits are:

Company	**Country**	Unaudited years
- PPC Parent Company	Greece	2008
- PPC Renewables S.A.	Greece	2007-2008
- PPC Rhodes S.A.	Greece	1999-2008
- PPC Telecommunications S.A.	Greece	2007-2008
- Arkadikos Ilios Ena S.A.	Greece	2007-2008
- Arkadikos Ilios Dio S.A.	Greece	2007-2008
- Hliako Velos Ena S.A.	Greece	2007-2008
- Hliako Velos Dio S.A.	Greece	2007-2008
- SOLARLAB S.A.	Greece	2007-2008
- Iliaka Parka Ditikis Makedonias Ena S.A.	Greece	2007-2008
- Iliaka Parka Ditikis Makedonias Dio S.A.	Greece	2007-2008
- PPC FINANCE PLC	United Kingdom	2009

Business Collaboration with URBASER

PPC and the Spanish company Urbaser agreed in April 2009 on an 'MoU", providing for the development of projects in relation with Waste-to-Energy, the Waste Management sector in general, as well as urban and industrial Waste Water Treatment.

Approval of business collaboration with RWE

The Parent Company's Board of Directors, in its meeting dated April 22, 2008 has approved a business collaboration memorandum with RWE. The memorandum between PPC and RWE refers to the exploration of collaboration on the following: a) the development in Porto Romano of Albania of a coal burning unit with a power of 500 – 800 MW. The collaboration memorandum anticipates that if the above mentioned investment is rated as viable, a new separate company will be formed in order to construct and operate the above mentioned station with RWE owning 51%, PPC 39% and TITAN 10% of its share capital. RWE and PPC signed the memorandum of understanding back in June 2008. The Albanian government initiated a short-listing procedure for the erection of this hard coal-fired power plant at the end of 2008. The consortium lead-managed by RWE participates in the first phase of this process and officially submitted, to the Albanian government, an application for the erection and operation of the power plant at the end of February 2009. The evaluation results from the Albanian government are expected after August 2009. b) natural gas in Greece and c) renewable energy sources. For the renewable energy sources projects the collaboration memorandum anticipates that RWE will hold 51% of the company's share capital while PPC Renewables S.A., PPC's wholly owned subsidiary will hold 49%.

PPC RENEWABLE

Public Power Corporation Renewables S.A. (PPCR) announced, on the 10th of February 2009, the construction of nine (9) wind parks (W/P) with a total capacity of 35.1 MW. The nine wind parks are located, in Crete (2 W/P), in Samos (2 W/P), in Paros, in Lesvos, in Rhodes, in Sifnos and in Limnos, with a total capital expenditure of € 60 m. Contractor of the nine wind parks is ENERCON GmbH. The construction and the delivery of the wind parks from ENERCON to PPCR will be completed in 12 months for the projects in Rhodes, Paros, Lesvos and Sifnos and in 24 months for the projects in Crete, Limnos and Samos.

CO2 Emissions

In November 2007, PPC submitted 31 applications to the competent authority for the issuance of the emissions permits for its bound plants, concerning the period 2008-2012. In December 2007, the competent authority approved the submitted Monitoring Plans and issued the respective permits for the second trading period 2008-2012. In February 2009 the competent authority issued guidelines for the verification of the emissions reports of the year 2008. In December 2008 the Greek National Allocation Plan for the period 2008 – 2012 was approved. According to the final allocation, 44,2 Mt CO_2 allowances have been allocated to the 31 existing bound plants of PPC for 2008. By the end of March 2009, the verification of the annual emissions reports, for all 31 bound plants, by accredited third party verifiers was completed successfully and the reports were promptly submitted to the Competent Authority. The total verified emissions of all 31 bound plants of PPC for 2008 amount to 52,2 Mt CO_2.

According to the final allocation of CO_2 emissions allowances and the final CO_2 emissions from the 31 bound plants of PPC for 2008 mentioned above, PPC exhibited a shortage of emissions allowances for 2008 in the range of 8,0 Mt CO_2. PPC's results will be burdened by the purchase of the corresponding emission allowances. It should be noted that the shortage of emissions allowances for 2008 will be considered final only after the probable additional allocation of allowances to some new entrance units for 2008, but, in any case, no substantial changes are expected.

According to the temporary results, the CO_2 emissions of PPC's bound plants for the period 01.01.2009 – 30.06.2009 amounts to 24.6 Mt. According to recent projections, the CO_2 emissions for the remaining period 01.07.2009 – 31.12.2009 are estimated to 26.4 Mt, thus the total CO_2 emissions for 2009 are estimated to 51 Mt, approximately. It should be noted that the emissions of 2009 will be considered final by the end of March 2010, when the verification of the annual emissions reports by accredited third party verifiers is completed. The allowances that have been allocated to the 31 existing bound plants of PPC for 2009 are 44.2 Mt CO_2.

According to the above, it is estimated that PPC will exhibit a shortage of emission allowances for 2009 amounting to 6.8 Mt CO_2, out of which 3.3 Mt correspond to the first half of 2009.

The financial statements of the 1st half of 2009, have been impacted with an expense of € 38.9 m, for the coverage of the estimated CO_2 emission rights deficit (2008: € 56.9 m). The liability valuation with prices of 30/06/09 for the coverage of CO_2 emission right deficit for the prior year had a positive impact in the financial results of the 1st half, amounted € 19.2 m.

Memorandum of Understanding with MEDGAS

The Board of Directors of the Parent Company approved on May 28th, 2009 the signing of a MoU with MEDGAS S.A. in order to evaluate a proposal for supply of compressed natural gas, to the Units of Crete.

This proposal was submitted by MEDGAS S.A. to PPC, in order to supply in a long term basis compressed natural gas to all Units in Crete – existing and future ones – as an alternative solution of the supply with liquefied natural gas. The shareholders of MEDGAS S.A. are: (a) EGAS, the company of natural gas of the Egypt Ministry of Oil, by 30%, (b) Kopelouzos group, by 60% and (c) ARABIA GAZ, private company of natural gas in Egypt, by 10%. PPCs' Production Strategy in Crete anticipates the induction and use of natural gas in its units, examining two alternative scenarios: (a) The construction by DESFA of a terminal unit in Korakia and all the necessary pipelines, for the collection, the volatilization and transport of liquefied natural gas, that will be used in PPCs' power generation plants. PPC has, already, taken actions for the study and development of the necessary for this purpose infrastructure or (b) the supply of compressed natural gas from MEDGAS with the use of transmission ships, which will deliver the compressed natural gas in multiple points of collection for its use in the power generation plants.

Construction of a new Steam Electric unit in Ptolemaida
On May 19th, 2009 the Parent Company's Board of Directors approved the construction of a new Steam Electric unit, in Ptolemaida with pulverized lignite technology and installed capacity of 550-660 MW, after all the necessary actions are taken in order to proceed without any obstacles in the construction of the unit and particularly all actions concerning the expropriation of Pontocomi and Mavropigi villages.
The total budget of the project amounts to € 1,320 m and is expected to be completed in 70 months from the signing of the contract.

International tender for the construction of a diesel engine Power Plant 110-120MW in South Rodos of heavy fuel oil with low sulphur content
On June 6, 2008, 4 offers were submitted and their Technical Evaluation has been completed. On January 14, 2009 the unsealing of Economical Offers was realised. The project was assigned to the successful bidder company (TERNA S.A.). On July 30, 2009, the relative Contract was signed. The Contract price amounted to Euro 182.8 million.
The issue of the Common Ministerial Decision for the Approval of the Environmental Terms is expected soon.

Recourse filing and contract termination
The Parent Company's Board of Directors, at its meeting held on June 24th, 2008, has approved the filing of a recourse (automatic right for appeal) against the Ministerial Decision referring to the amendment of the electricity generation licences related to the electricity generation plants of "Alouminion of Greece". On July 30th, 2008, the Minister of Development decided to modify the electricity generation licences pertaining to "Alouminion of Greece". In October and November 2008, the Parent Company has terminated its contract with "Alouminion of Greece" dated 13.06.2008, for providing power under 150 KV according to Invoice A, a contract concluded and being in effect since March 7th, 2008. "Alouminion of Greece" has sought interim measures challenging PPC's contract termination as well as before the Council Of State for the annulment of the Ministerial Decision. The hearing of the relevant application (for interim measures) was set for the 23rd of January 2009, however AtE withdrew from the said application. Further to the above mentioned actions, there are also pending actions before the Athens Multimembered Court of First Instance of the one hand of AtE as against PPC, as well as, on the other hand, of PPC as against Alouminio of Greece. Alouminio of Greece claims the continuation of the status of the initial Contract between the parties whereas PPC claims, among others, the amounts regarding to the differences in tariffs. On July 7th, 2009, PPCs' Board of Directors approved PPC to enter into an arbitration agreement by virtue, with Alouminion of Greece, for the dispute between the parties concerning the prerequisites and the application of December 2007 Ministerial Decision regarding the high voltage customers′ tariffs. In July 2009 the arbitration agreement was signed.

Complaint against the European Commission's Decision regarding lignite extraction rights
On May 13th, 2008, PPC filed before the Court of First Instance of the European Communities (CFI), an application for annulment of the Commission's Decision of March 5th 2008 regarding the granting by the Hellenic Republic of lignite extraction rights to PPC. The Greek State has intervened before the aforementioned Court in favour of PPC, while two undertaking– competitors of PPC – have intervened in favour of the European Commission. On February 19, 2009, the Hellenic Republic submitted its Observations before the CFI. Consequently, on February 25 2009, a Letter from the European Union Commission was addressed to the Hellenic Republic as well as PPC, by which it is made known that the set of measures to be adopted by the Republic must include, the concession through public tender procedures, as soon as possible, to enterprises with the exclusion of PPC, of the relevant lignite rights of the mines of Drama, Elassona, Vevi and Vegora, as well as the disposition of the related extracted amounts to third parties, excluding PPC (save for those cases where no valid offers have been submitted or PPC maintains less than 60% in lignite fuel generation), and the abolishment of article 3 para 3 of Greek law 134/75 by which the relevant lignite extraction rights had been granted to PPC. Finally, both the Hellenic Republic and PPC are requested by the said Letter of the Commission to submit their observations within the period of three (3) weeks. The abovementioned objections were submitted by the Hellenic Republic and PPC to the Commission. On August 6th, 2009, the European Commission issued a second Decision in which the measures for the compliance with the decision of March 5th, 2008 are defined as obligatory for the Hellenic Republic. The Commission's Decision defines as obligatory for the Hellenic Republic to launch public tender

procedures for the concession of lignite rights for the mines of Drama, Elassona, Vevi and Vegora to third parties excluding PPC. The Hellenic Republic is also obliged to assure that the third parties that will win the extraction rights will not sell to PPC the extracted lignite from the specific mines. Specifically, in regard to Drama, Elassona and Vegora mines, the Decision of August 6th, 2009, defines that the tender procedures should be launched within six months from the notification date of the decision and the extraction rights should be awarded to the successful bidders within 12 months from the decision. PPCs' strategy will be defined after the thorough examination of the Decision, but it is a fact that it does not appear any risk in restraining PPCs' right on the existing in operating mines.

Bond issues
During July and August of 2009 the Parent Company has proceeded to the issue of bonds of total amount Euro 280 million and proceeded to the renewal for one more year of bonds of a total amount of Euro 150 million with an annual initial duration. Furthermore, the Board of Directors of the Parent Company approved the issue of a bond of a total amount of Euro 50 million.

Oil hedging transactions
In June 2009, the Board of Directors of the Parent Company approved the policy of oil hedging transactions against the increasing volatility in the liquid fuel prices, for the types of fuels that the Company consumes. The company until the publication of the Financial Statements has already hedged a more than 70% of the estimated consumption for the types of liquid fuels that the company consumes, for the second half of 2009.

Joint Venture with Golden Energy One Holdings Ltd (Restis Group of Companies) in the Tender launched by the Government of Montenegro
The Board of Directors of PPC S.A. approved on July 14, 2009, the participation of the Company through a Joint Venture with Golden Energy One Holdings Ltd, a member of Restis Group of Companies, in the Tender launched by the Government of Montenegro for the acquisition of shares and participation in the share capital increase, up to a 45% stake in the company Electroprivreda Crne Gore AD Niksic (EPCG). In addition, the Board of Directors of PPC approved the terms of participation of the Joint Venture in the Tender for the submission of the relevant bid.
On July 17th, 2009 the bid was successfully submitted. On July 24th, 2009 the Privatisation Council of the Government of Montenegro opened in public the financial offers of the remaining bidders. The Financial offer of the Joint Venture of PPC and Golden Energy One Holdings Ltd was the highest one. On July 30th, 2009 the competent Tender Commission of the State of Montenegro evaluated the bids submitted by the Qualified Bidders and the bid submitted by the Consortium Public Power Corporation S.A. – Golden Energy Capital Management S.A. was rejected / refused. Following the contemplated process, the Consortium was informed on August 4, 2009, by the Privatization Council of the Government of Montenegro, that the offer submitted by the Consortium Public Power Corporation S.A. - Golden Energy One Holdings Ltd was rejected, and that the bid was awarded to the last remaining contestant in the tender procedure, Italian company A2A. The Consortium decided not to appeal to the abovementioned decision.

Tender for the supply and installation of a new combined cycle unit at Megalopoli
In April 2008, an international tender was announced for the "Study, supply, installation and putting in operation of a 750-835 MW combined cycle natural gas fired Unit V in Megalopolis". The budgeted cost for the new thermal unit amounts to Euro 570 million with a delivery time of 34 months after the contract is signed. The Board of Directors on the July 28th, 2009 approved the unsealing of the financial offers and authorised the Chairman and CEO after the unsealing of the financial offers to act in the best benefit of the company concerning the accomplishment of a price for the abovementioned tender with a highest limit of Euro 500 million and the resignation of the successful bidder of the above mentioned tender from any claims related to the eventual delay, above 12 months, in the operation of the new unit, specifically, any delay in the projects for the natural gas pipeline construction or/and the projects for the Hyperhigh Voltage Centers construction in Patra and Megalopoli, as well as the High Voltage Transmission Line Patra – Megalopoli construction, that are not PPCs' liability.
On July 31, 2009, the unsealing of Economical Offers was realised. The Committee of Evaluation completed the economical evaluation of offers according to inquiry and on August 3, 2009, submitted the report, wherein the sorting of the bidders is referred. PPC proceeded in discussions with the successful bidder. On August 25th, 2009 the Board of Directors of the Parent Company approved the award of the contract to the successful bidder, the Joint Venture of METKA S.A. and ETADE S.A. The contract price amounts to €500 m instead of the original offer that amounted to € 543 m. Furthermore, the contractor will not raise any claims related to eventual delay up to 13 months from the operation of the new unit, due to unavailability of Transmission Network of 400 kV or/and Natural Gas.

Agreement for Collaboration with the Ministry of Employment
On August 5th, 2009, the Ministry of Employment and PPC S.A. agreed to collaborate in order PPC to engage 2.000 unemployed people. This program will commence at the beginning of September 2009 and will last for 2 years.

Common participation with ENEL SpA in Kosovo's tender: In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, to form a bidding consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kosovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed in late November 2006. The project of the above mentioned tender consists of: (a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, (b) development of a new lignite mine for the existing power generating stations, (c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kosovo's Ministry of Energy and Mines announced that the bidding consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender. At the beginning of August 2007, the Project Steering Committee announced the engagement of an international firm of advisors for the transaction. According to the preliminary schedule released on July 20, 2009 by the Tender Advisor, it is evaluated that the bid competitors are going to be invited by the Kosovos' Ministry of Energy and Mines, to participate in a Request for Proposals to be launched in the 1st quarter 2010. The Tender Advisor has invited the bid competitors to participate in a meeting within September.

Approval of business collaboration with "Halyvourgiki"
The Parent Company's Board of Directors, in its meeting dated April 3, 2008 has approved a business collaboration memorandum with Halyvourgiki. The memorandum between PPC and Halyvourgiki refers to the exploration of collaboration on the following: (a) the construction and operation of two combined cycle natural gas fired units, with a power of 880 MW, in an area inside Halyvourgiki's infrastructure with both units embodying the best available environmentally friendly technology and (b) the transformation of two existing power units with a total power of 100 MVA, in order to compensate for summer's peak demand. The business collaboration memorandum also anticipates the formation of an independent societe anonyme to undertake the above mentioned project with Halyvourgiki owning 51% of the company's capital share and PPC owning 49%. On August 28, 2008 PPCs' Board of Directors approved the terms and conditions of the shareholders collaboration (PPC and HALYVOURGIKI S.A.), for the under formation societe anonyme company. In October 2008, PPC's Board of Directors approved the appropriate actions for the inception of a separate societe anonyme, which will handle the aforementioned project with Halyvourgiki S.A holding 51% of its share capital and PPC 49%, as well as the payment of Euro 4.9 m in order for PPC to participate to the new company's share capital. PPC and Halyvourgiki signed the Shareholders' Agreement on 12.02.09 and agreed on the draft of the Articles of Association. Halyvourgiki S.A. will own 51% of the share capital of the joint venture and PPC will own 49%. In February 16, 2009 PPC and HALYVOURGIKI S.A. filed a notification at the Independent Committee of Competition, for the formation of the aforementioned company. On May 29th, 2009, the Independent Committee of Competition approved the formation of the company. A contract with the Technical Advisor of the project has already been signed and in July 2009, the contract with the Financial Advisor was signed also.

Approval of Business Collaboration with Quantum Corporation Ltd and Bank of Cyprus
PPC signed on the July 2rd, 2009 a "MoU" with Bank of Cyprus and Quantum Corporation for studying the feasibility of the construction and operation of power plants in Bosnia-Herzegovina.

MAJOR RISKS - UNCERTAINTIES

The Group's activities are subject to various risks. Specifically:

Interest rate risk and foreign currency risk: The Group's principal financial liabilities, comprise bank loans, bonds and overdrafts. The Group enters into derivative transactions, currently interest rate swaps and forward currency contracts, in order to manage the interest rate and currency risks arising from the Group's sources of finance. It is the Group's policy tohedge, solely for protection purposes, through derivatives the existing interest rate risk arising from the specific debt portfolio. The main risks arising from managing the Group's financial instruments is focused in results and cash flows, mainly as a consequence of the fluctuation of interest rates and to a minimum extent on foreign currency fluctuation, considering that 99% of the existing debt is in Euro.
On the contrary, the fluctuation of foreign currency exchange rate constitutes a risk concerning its liabilities arising from fuel supplies, since no hedging actions are undertaken.

Credit risk: For its commercial receivables the Group is not exposed to substantial credit risks, since there is a large customer range, with a wide spectrum of economic activity, in spite the general financial circumstances it may have a negative effect in revenues due to the difficulty of payments from mostly industrial clients and for this reason, the Group is establishing a provision for bad debts, which is periodically revised.
The Group has no significant concentrations of credit risk with respect to derivative instruments, due to the fact that the Group monitors the credit ratings of counter parties and the level of contracts it enters into with any counter party.

Finally, the Group is in the process of establishing a policy for the protection for credit risk arising from its cash deposits.

Liquidity risk: Liquidity risk is connected with the need for adequate financing for the operation and development of the Group. The Group manages its liquidity risk by on-going monitoring of its cash flows. The Group budgets and monitors its cash flows and appropriately acts by ensuring sufficient credit lines, for available cash deposits, while aiming at the same time to the extension of the average maturity of its debt and credit lines with the banks.

Money Market Conditions: The global depression and the continuing turmoil in the Money Market, are leading to a deceleration of economic development, with a consequence of a possible demand decrease of electricity, and an increase of doubtful accounts.

Risk of not having Fixed Asset insurance: PPC does not insure the fixed assets in use (with an exception of the information technology equipment), with a consequence that if a potential significant damage occurs would possibly have a significant adverse impact on PPC's profitability, given the fact that PPC has self-insurance. Also, the material and spare parts, as well as, the liabilities against third parties are not insured.

Hydrologic Conditions: The evolution of the hydrologic conditions has a significant impact in the Company's profitability.

Availability of lignite reserves: The Parent Company believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

Market risk: The Group is exposed to the risk of increase in oil prices, natural gas prices, prices supplied from the System, the Network as well of electricity prices of imports. The Group does not currently hedge against volatility in the abovementioned prices, with the exception of oil prices for the second half of 2009, where the Parent Company, based on the relevant Board of Directors' decision, has partially hedge against the increase for certain quantities. In case of prices increase, higher than the prices that are included in the budget approved by the Board of Directors, this will have a material adverse effect in generation cost and in financial results in the financial year of reference.

CO_2 Emission allowances: In December 2008 was approved the Greek National Allocation Plan for the period 2008 – 2012. PPC buys on a neat basis CO_2 emission rights in order to cover the deficit between the allocated rights and the actual CO_2 emissions. This deficit, according to the prevailing conditions, (Electricity demand, new units, hydrologic conditions etc), is estimated to fluctuate between 30 million tones to 45 million tones of CO_2 emissions during the five year period. From the abovementioned deficit, approximately 18-20 million tones have been secured against price fluctuation risk, given the fact that they have already been contracted from the period 2005-2007 for future deliveries (2008-2012). The rest of the shortage is covered from the Market at current prices. Based on current information, the impact in generation cost due to CO_2 emission right deficit is estimated to €100 million in average, for the period 2008-20012. In case the deficit exceeds the abovementioned estimations due to unforseen conditions, or/and the prices increase more than the estimates for CO_2 emissions rights, it will lead to an intense negative reaction to generation cost and as a consequence, to the Company's financial results.
In addition, any change in the environmental legislation will affect the Group's financial results.

Merchandise price risk: Prices for primary material that the Group uses, except fuel, for its operation and development are defined by the international markets resulting to the Group's exposure to the fluctuation risk of the relevant prices.

Regulative risk: Since power tariffs remain regulated, there is risk that tariff increases might not reflect changes in power cost production of the Parent Company.

Regulatory Risk: Pontential changes in the regulatory framework of the electricity may have a material adverse effect on the Company's financial results. The letter of formal notice from the European Union Comission for non compliancewith Directive 2003/54/EC, it is possible, in combination with other prerequisites, to lead to PPCs' organisational structural changes. PPC's role as last resort has a negative impact on the Company's profitability, especially in combination with "competition" as described above.

Credit Rating Risk: After the recent international financial crisis, the international Rating market, apply highly strict criteria in the area of liquidity adequancy, having as a result even if a company has ensured, among other, a reliable coverage plan for the capital needs, to face the danger of downgrading of its rating, if the Rating Agencies, at their own descretion assume that companies do not fulfill such strict criteria.

Furthermore, the Rating House Standard and Poor's assumes that the uncertainty of PPCs' capability to minimize the flactuation in its profitability, due to the fact that the fuel price increases can not be included in the regulative tariffs, is an adequate condition, for down grading in PPC's credit rating.

Risk of exposure in competition: It is anticipated that a share of the market will be lost due to the increase of competition that the Group is facing in the sectors of energy generation and supply, due to the existance of a regulatory environment that it is still in a transitional period.

Risk from Future Pension Liabilities: PPC may have significant pension liabilities in the future. Despite the fact that, under the present social security law the Company believes that there will be no future obligation to cover any deficit between income and expenses to PPC-PIO, there can be no assurance that in the future there will be no change in the social security law.

Litigations Risk: The Group is a defendant in several legal proceedings, whereas any outcome against PPC will have a significant impact on the financial results.

Risk from alterations in tax and other regulations: Any potential alteration in tax and other regulations refering to the period when PPC was not a Societe Anonyme, might have a negative impact on the financial results.

2009 OUTLOOK

For the profitability, we reiterate our estimate of EBITDA margin for the year of 26% compared to 21% in the budget.

For the sales, based on current trends, we expect energy sales volume decline to exceed our previous estimate of 3–4% compared to 2008 and reach 4–5%

For the generation mix, an increased participation of hydro output in the generation mix (7.6%) compared to budget (5%), with the assumption that water inflows in the reservoirs will be at the budgeted levels for the rest of the year.

Fuel and energy costs is estimated that they will be at lower levels than the budgeted ones due to: increased hydro output, lower demand (translating into lower quantities of fuel and energy purchases) and lower than budgeted prices for liquid fuel and energy purchases in the first seven months (with the exception of Heavy Fuel Oil for June and July).

BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of June 30, 2009 are as follows:

	30.06.2009	
	Receivable	**Payable**
Subsidiaries		
- PPC Telecommunications S.A.	143	-
- PPC Renewables S.A.	21,436	(10,153)
- PPC Rhodes S.A.	29	-
- Arkadikos Ilios Ena S.A.	72	-
- Arkadikos Ilios Dio S.A.	19	-
	21,699	**(10,153)**
Associates		
PPC Renewables ROKAS S.A.	-	(143)
PPC Renewables TERNA Energiaki S.A.	-	-
PPC Renewables NANKO Energy – MYHE Gitani S.A.	-	-
PPC Renewables MEK Energiaki S.A.	-	-
EEN VOIOTIA S.A.	-	(2,550)
- Tellas	-	-
- Larco (energy and ash)	46,899	-
- Sencap	137	-
	47,036	**(2,693)**
Other		
- HTSO	354,274	(435,003)
	354,274	**(435,003)**

PPC's transactions with its subsidiaries and its associates for the period ended June 30, 2009 are as follows:

	30.06.2009	
	Invoiced to	Invoiced from
Subsidiaries		
- PPC Telecommunications S.A.	18	-
- PPC Renewables S.A.	4,768	(5,070)
- PPC Rhodes S.A.	4	-
- Arkadikos Ilios Ena S.A.	36	-
- Arkadikos Ilios Dio S.A.	9	-
	4,836	**(5,070)**
Associates		
PPC Renewables ROKAS S.A.	-	(751)
PPC Renewables TERNA Energiaki S.A.	-	-
PPC Renewables NANKO Energy – MYHE Gitani S.A.	1	-
PPC Renewables MEK Energiaki S.A.	-	-
EEN VOIOTIA S.A.	-	-
- Tellas	-	-
- Larco (energy and ash)	22,898	(118)
- Sencap	-	-
	22,899	**(869)**
Other		
- HTSO		
- Use of the transmission system	129,407	-
- Fees for seconded staff	6,923	-
- Access to and operation of transmission system	-	(156,999)
- Energy purchases	-	(199,700)
- Other services rendered	19,570	-
	155,900	**(290,699)**

Procurement of lignite from LARKO S.A.: On August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A. for a total amount of 1.2 million tones (with a right of 15% increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite will be settled against the abovementioned receivable from LARKO S.A. PPC had made a provision for the abovementioned receivables, which was reversed in 2007, due to the fact that the collection of the amount was secured not only by the abovementioned contract, but also by a guarantee bond that LARCO S.A. raised in favor of PPC, covering the total duration of the contract and the total contractual amount. The value of PPC's lignite procurement based on this contract, for the year 2008, amounted Euro 7.9 m (2007: Euro 1.3m). In December 2008, LARCO S.A. interrupted the supply of lignite stating that bad weather did not allow the Mine to operate. LARCO S.A. stated its intention to continue the deliveries of lignite as soon as the damages were restored and not later than the end of March 2009. But the deliveries did not start due to the fact that the mine is closed until the environmental permits are approved. The environmental permits were granted and LARCO restarted the deliveries of lignite since end of June 2009.

Transactions and balances with other government owned entities: The following table presents purchases and balances with government owned entities Hellenic Petroleum ("ELPE") and National Gas Company "DEPA", which are PPC's liquid fuel and natural gas suppliers, respectively.

	Purchases		Balance	
	30.06.2009	30.06.2008	30.06.2009	31.12.2008
ELPE, purchases of liquid fuel	88,312	205,852	12,122	12,836
DEPA, purchases of natural gas	225,929	397,385	34,902	60,595
	314,241	**603,237**	**47,024**	**73,431**

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

Management compensation: Fees concerning the Group's management members (Board of Directors and General Managers) for the six month period ended June 30, 2009 and 2008, have as follows:

	GROUP		COMPANY	
	30.06.09	30.06.08	30.06.09	30.06.08
Compensation of members of the Board of Directors				
- Executive members of the Board of Directors	200	448	100	253
- Non-executive members of the Board of Directors	171	116	92	116
- Compensation / Extra fees	1	-	1	-
- Contribution to defined contribution plans	-	-	-	-
- Other Benefits	3	-	3	-
	375	**564**	**196**	**369**
Compensation of Vice Managing Directors and General Managers				
- Regular compensation	805	770	805	712
- Contribution to defined contribution plans	101	76	101	76
- Compensation / Extra fees	151	-	151	-
	1,057	**846**	**1,057**	**788**
Total	**1,432**	**1,410**	**1,253**	**1,157**

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds. Also, it does not include the electricity benefit based on the PPC personnel invoice to the Board of Director members, the Vice Managing Directors and the General Managers.

Athens, August 27, 2009

THE BOARD OF DIRECTORS

III. CERTIFIED AUDITORS' ACCOUNTANTS' REVIEW REPORT

ERNST & YOUNG

ERNST & YOUNG (HELLAS)
Certified Auditors - Accountants S.A.
11th Km National Road Athens-Lamia
144 51 Athens, Greece

Tel: +30 210.2886.000
Fax: +30 210.2886.905
www.ey.com/eyse

THIS REPORT HAS BEEN TRANSLATED FROM THE GREEK ORIGINAL

REPORT ON REVIEW OF INTERIM CONDENSED FINANCIAL INFORMATION

To the Shareholders of
Public Power Corporation S.A.

Introduction

We have reviewed the accompanying interim condensed statement of financial position of Public Power Corporation S.A. (the "Company") and the accompanying interim condensed consolidated statement of financial position of the Company and its subsidiaries (the "Group") as at 30 June 2009, the related condensed consolidated and separate statements of income, comprehensive income, changes in equity and cash flows of the Company and the Group for the six-month period then ended, as well as the explanatory notes (the "interim financial information") which is an integral part of the six-month financial report of Law 3556/2007. Management is responsible for the preparation and presentation of this interim condensed financial information in accordance with International Financial Reporting Standards as endorsed by the European Union and apply to interim financial reporting ("IAS 34"). Our responsibility is to express a conclusion on this interim condensed financial information based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", to which the Greek Auditing Standards refer. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Basis for qualified opinion

The Company and the Group recorded in the six months period ended June 30, 2009 a provision for estimated future shortages in carbon dioxide emission rights of Euro 39 million. As further explained in note 3.2, despite that the requirements for the recognition of a provision, as set forth in IAS 37 "Provisions, contingent liabilities and contingent assets" are not met because actual emissions have not yet exceeded emissions allowed, the Company and the Group concluded that this departure would result to a more reliable and fair presentation of their financial performance. As a result the Company's and the Group's net profit and shareholders' investment are decreased by Euro 29 million (net of the related income taxes of Euro 10 million), respectively.

Qualified conclusion

Based on our review, except for the effect of the issue described in the preceding paragraph, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Report on other legal and regulatory requirements

Based on our review we concluded that the report prepared in accordance with article 5 of Law 3556/2007 is consistent with the accompanying interim condensed financial information.

Athens, 27 August 2009

THE CERTIFIED AUDITOR ACCOUNTANT

VASSILIOS KAMINARIS
S.O.E.L. R.No. 20411

ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A.
11TH KLM. NATIONAL ROAD ATHENS – LAMIA144 51 METAMORFOSI
S.O.E.L. R.No. 107

IV. INTERIM CONDENSED FINANCIAL STATEMENTS

PUBLIC POWER CORPORATION S.A.

INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENTS OF INCOME

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

(All amounts in thousands of Euro - except share and per share data)

	GROUP				PARENT COMPANY			
	01.01.2009-30.06.2009	**01.01.2008-30.06.2008**	**01.04.2009-30.06.2009**	**01.04.2008-30.06.2008**	**01.01.2009-30.06.2009**	**01.01.2008-30.06.2008**	**01.04.2009-30.06.2009**	**01.04.2008-30.06.2008**
REVENUES:								
Revenue from energy sales	2,742,906	2,567,794	1,337,205	1,261,221	2,738,571	2,567,760	1,333,000	1,261,187
Other	185,519	197,144	95,375	93,248	185,519	197,144	95,375	93,248
	2,928,425	2,764,938	1,432,580	1,354,469	2,924,090	2,764,904	1,428,375	1,354,435
EXPENSES:								
Payroll cost	543,070	520,548	274,987	284,960	540,301	518,487	273,550	284,423
Fuel	880,688	1,219,567	412,258	635,912	880,688	1,219,567	412,258	635,912
Depreciation and Amortization	217,809	213,033	108,633	109,342	215,452	211,010	107,509	108,507
Energy purchases	273,006	461,419	137,911	227,570	278,076	468,088	138,748	231,036
Transmission system usage	156,999	167,652	78,293	79,253	156,999	167,652	78,293	79,253
Provision for CO2 emission rights	39,210	57,713	18,098	33,744	39,210	57,713	18,098	33,744
Provisions	32,869	19,910	15,188	14,263	32,857	19,910	15,176	14,263
Financial expenses	89,713	99,999	36,435	48,781	89,655	99,979	36,378	48,762
Financial income	(8,513)	(17,446)	(3,500)	(10,046)	(9,494)	(92,491)	(4,258)	(9,803)
Other (income)/expense, net	147,483	137,184	90,708	81,399	144,782	134,450	89,241	79,265
Share of loss/(profit) of associates	(619)	3,660	(132)	10	-	-	-	-
Foreign currency (gains)/losses, net	(688)	(3,276)	(999)	(1,396)	(688)	(3,276)	(999)	(1,396)
PROFIT/ (LOSS) BEFORE TAX	557,398	(115,025)	264,700	(149,323)	556,252	(36,185)	264,381	(149,531)
Income tax expense	(145,262)	3,236	(72,032)	7,533	(144,508)	2,420	(71,445)	7,157
PROFIT/ (LOSS) AFTER TAX	412,136	(111,789)	192,668	(141,790)	411,744	(33,765)	192,936	(142,374)
Earnings /(losses)per share, basic and diluted	1.78	(0.48)	0.83	(0.61)				
Weighted average number of shares	232,000,000	232,000,000	232,000,000	232,000,000				

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.

INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

(All amounts in thousands of Euro - except share and per share data)

	GROUP				COMPANY COMPANY			
	01.01.2009-30.06.2009	01.01.2008-30.06.2008	01.04.2009-30.06.2009	01.04.2008-30.06.2008	01.01.2009-30.06.2009	01.01.2008-30.06.2008	01.04.2009-30.06.2009	01.04.2008-30.06.2008
Profit for the period / (Loss)	**412,136**	**(111,789)**	**192,668**	**(141,790)**	**411,744**	**(33,765)**	**192,936**	**(142,374)**
Other Comprehensive income / (loss) for the period								
Profit / (Loss) from fair value available for sale valuation	8,272	(24,529)	4,042	(6,290)	8,272	(24,529)	4,042	(6,290)
Other	(109)	-	(109)	-	(109)	-	(109)	-
Other Comprehensive income / (loss) for the period, after tax	8,163	(24,529)	3,933	(6,290)	8,163	(24,529)	3,933	(6,290)
Total Comprehensive income / (loss) after tax	**420,299**	**(136,318)**	**196,601**	**(148,080)**	**419,907**	**(58,294)**	**196,869**	**(148,664)**

The accompanying notes are an integral part of these interim consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.

INTERIM CONDENSED BALANCE SHEETS

AS OF JUNE 30, 2009

(All amounts in thousands of Euro- except share and per share data)

	GROUP		PARENT COMPANY	
	30.06.2009	**31.12.2008**	**30.06.2009**	**31.12.2008**
ASSETS				
Non – Current Assets:				
Property, plant and equipment, net	12,031,158	11,854,392	11,965,269	11,789,209
Software, net	6,340	5,870	6,223	5,801
Available for sale financial assets	31,528	23,256	31,528	23,256
Other non- current assets	26,375	21,067	89,469	86,240
Total non-current assets	**12,095,401**	**11,904,585**	**12,092,489**	**11,904,506**
Current Assets:				
Materials, spare parts and supplies, net	814,233	762,537	813,485	761,792
Trade and other receivables, net and other current assets	1,235,632	1,183,651	1,253,845	1,191,552
Cash and cash equivalents	179,210	103,450	175,308	100,391
Total Current Assets	**2,229,075**	**2,049,638**	**2,242,638**	**2,053,735**
Total Assets	**14,324,476**	**13,954,223**	**14,335,127**	**13,958,241**
EQUITY AND LIABILITIES				
EQUITY:				
Share capital	1,067,200	1,067,200	1,067,200	1,067,200
Share premium	106,679	106,679	106,679	106,679
Revaluation surplus	(947,342)	(947,342)	(947,342)	(947,342)
Fixed assets' statutory revaluation surplus included in share capital	4,256,570	4,256,570	4,230,543	4,230,543
Reserves	264,877	257,160	264,877	257,160
Retained earnings	653,235	241,099	679,450	267,707
Total Equity	**5,401,219**	**4,981,366**	**5,401,407**	**4,981,947**
Non-Current Liabilities:				
Interest bearing loans and borrowings	3,107,294	2,821,696	3,107,294	2,821,696
Provisions	468,941	466,260	468,941	466,260
Other non-current liabilities	2,865,194	2,633,148	2,861,071	2,631,077
Total Non-Current Liabilities	**6,441,429**	**5,921,104**	**6,437,306**	**5,919,033**
Current Liabilities:				
Trade and other payables and other current liabilities	1,130,713	1,202,234	1,147,090	1,208,758
Dividends payable	92	238	92	238
Short term borrowings	106,791	358,500	105,000	357,500
Current portion of interest bearing loans and borrowings	1,244,232	1,490,781	1,244,232	1,490,765
Total Current Liabilities	**2,481,828**	**3,051,753**	**2,496,414**	**3,057,261**
Total Liabilities and Equity	**14,324,476**	**13,954,223**	**14,335,127**	**13,958,241**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.

INTERIM CONDENSED CONSOLIDATED CHANGES IN EQUITY FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

(All amounts in thousands of Euro- except share and per share data)

						Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax - free and other Reserves	Reserves Total	Retained Earnings /Accumulate Deficit	Total Equity
Balance, December 31, 2007	1,067,200	106,679	45,628	4,175,422	(947,342)	53,641	208,433	262,074	570,240	5,279,901
Valuation of available for sale financial assets	-	-	-	-	-	(24,529)	-	(24,529)	-	(24,529)
Total income and expense for the period recognized directly in equity	-	-	-	-	-	(24,529)	-	(24,529)	-	(24,529)
Net loss for the period	-	-	-	-	-	-	-	-	(111,789)	(111,789)
Total income and expense for the period	-	-	-	-	-	(24,529)	-	(24,529)	(111,789)	(136,318)
Dividends	-	-	-	-	-	-	-	-	(23,200)	(23,200)
Other	-	(72)	4,052	-	-	-	-	-	(4,052)	(72)
Balance June 30, 2008	1,067,200	106,607	49,680	4,175,422	(947,342)	29,112	208,433	237,545	431,199	5,120,311
Balance, December 31, 2008	1,067,200	106,679	45,628	4,256,570	(947,342)	3,099	208,433	211,532	241,099	4,981,366
Valuation of available for sale financial assets	-	-	-	-	-	8,272	-	8,272	-	8,272
Other	-	-	-	-	-	-	(109)	(109)	-	(109)
Total income and expense for the period recognized directly in equity	-	-	-	-	-	8,272	(109)	8,163	-	8,163
Net income for the period	-	-	-	-	-	-	-	-	412,136	412,136
Total income and expense for the period	-	-	-	-	-	8,272	(109)	8,163	412,136	420,299
Dividends	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	(446)	(446)	-	(446)
Balance June 30, 2009	1,067,200	106,679	45,628	4,256,570	(947,342)	11,371	207,878	219,249	653,235	5,401,219

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.

INTERIM CONDENSED SEPARATE CHANGES IN EQUITY FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

(All amounts in thousands of Euro- except share and per share data)

						Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax - free and other Reserves	Reserves Total	Retained Earnings /Accumulate Deficit	Total Equity
Balance, December 31, 2007	1,067,200	106,679	45,628	4,150,222	(947,342)	53,641	208,433	262,074	523,827	5,208,288
Valuation of available for sale financial assets	-	-	-	-	-	(24,529)	-	(24,529)	-	(24,529)
Total income and expense for the period recognized directly in equity	-	-	-	-	-	(24,529)	-	(24,529)	-	(24,529)
Net loss for the period	-	-	-	-	-	-	-	-	(33,765)	(33,765)
Total income and expense for the period	-	-	-	-	-	(24,529)	-	(24,529)	(33,765)	(58,294)
Dividends	-	-	-	-	-	-	-	-	(23,200)	(23,200)
Other	-	-	-	-	-	-	-	-	1	1
Balance June 30, 2008	1,067,200	106,679	45,628	4,150,222	(947,342)	29,112	208,433	237,545	466,863	5,126,795
Balance, December 31, 2008	1,067,200	106,679	45,628	4,230,543	(947,342)	3,099	208,433	211,532	267,707	4,981,947
Valuation of available for sale financial assets	-	-	-	-	-	8,272	-	8,272	-	8,272
Other	-	-	-	-	-	-	(109)	(109)	-	(109)
Total income and expense for the period recognized directly in equity	-	-	-	-	-	8,272	(109)	8,163	-	8,163
Net income for the period	-	-	-	-	-	-	-	-	411,744	411,744
Total income and expense for the period	-	-	-	-	-	8,272	(109)	8,163	411,744	419,907
Dividends	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	(446)	(446)	(1)	(447)
Balance June 30, 2009	1,067,200	106,679	45,628	4,230,543	(947,342)	11,371	207,878	219,249	679,450	5,401,407

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.

INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	01.01.2009 – 30.06.2009	01.01.2008 – 30.06.2008	01.01.2009 – 30.06.2009	01.01.2008 – 30.06.2008
Cash flows from operating activities				
Profit/(loss) before tax from continuing operations	557,398	(115,025)	556,252	(36,185)
Profit before tax from disposal group	-	-	-	-
Adjustments:				
Depreciation and amortization	299,999	287,738	297,416	285,509
Amortization of customers' contributions and subsidies	(38,451)	(33,548)	(38,225)	(33,341)
Interest expense	84,394	94,479	84,336	94,479
Other adjustments	57,572	4,151	57,198	(74,568)
Changes in assets	(176,201)	(414,417)	(178,547)	(391,067)
Changes in liabilities	(77,618)	344,713	(75,914)	348,876
Net Cash from Operating Activities	**707,093**	**168,091**	**702,516**	**193,703**
Cash Flows from Investing Activities				
Capital expenditure/ (disposal) of fixed assets and software	(477,235)	(439,289)	(473,898)	(435,919)
Proceeds from customers' contributions and subsidies	154,939	92,336	152,866	92,337
Interest and dividends received	8,513	17,586	9,494	92,491
Investments	(2,400)	(49)	(195)	62,173
Net Cash used in Investing Activities	**(316,183)**	**(329,416)**	**(311,733)**	**(188,918)**
Cash Flows from Financing Activities				
Net change in short term borrowings	(251,709)	3,911	(252,500)	2,900
Proceeds from interest bearing loans and borrowings, net of issuance fees	930,645	365,000	930,645	365,000
Principal payments of interest bearing loans and borrowing	(895,198)	(274,950)	(895,182)	(274,950)
Interest paid	(98,888)	(90,004)	(98,829)	(90,004)
Dividends paid	-	(3)	-	(3)
Net Cash used in Financing Activities	**(315,150)**	**3,954**	**(315,866)**	**2,943**
Net increase/(decrease) in cash and cash equivalents	75,760	(157,371)	74,917	7,728
Cash and cash equivalents at beginning of the period	103,450	196,541	100,391	28,290
Cash and cash equivalents at the end of the period	**179,210**	**39,170**	**175,308**	**36,018**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

Index

(All amounts in thousands of Euro, unless otherwise stated)

SELECTED EXPLANATORY NOTES

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or the "Parent Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years. Effective December 2001, PPC's shares are listed on the Athens and the London Stock Exchanges.

The accompanying condensed financial statements include the separate financial statements of PPC and the consolidated financial statements of PPC and its subsidiaries ("the Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. At June 30, 2009 and 2008, the number of staff employed by the Group was approximately 23,208 and 24,007, respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO"), and for which PPC is compensated.

At June 30, 2009 and 2008, 249 and 244 employees, respectively have been transferred to several State agencies (ministries, organizations, etc.) out of which, 199 and 197, payroll is paid by PPC and whose total payroll cost amounted to Euro 4,258 and Euro 4,199 for the six month period ended June 30, 2009 and 2008, respectively.

As a vertically integrated electric utility, PPC generates electricity in its own 63 power generating stations (35 additional stations belong to PPC Renewables), facilitates the transmission of electricity through approximately 12,000 kilometres of high voltage power lines and distributes electricity to consumers through approximately 220,000 kilometres of distribution network.

Lignite for PPC's lignite-fired power stations is extracted mainly from its own lignite mines. PPC has also constructed, along its transmission lines, approximately 1,900 kilometres of fibre-optic network, almost 200 kilometres of urban underground fibre optics network and almost 17 kilometres of underwater fibre optics network.

2. CHANGES IN LEGAL FRAMEWORK

Provisions of Law 3734/2009

With the provisions of Law 3734/2009, Greek legislation is harmonized with the Directive 2004/8/EC of the European Parliament and of the Council related to the promotion of energy cogeneration and the modification of Directive 92/42/EEC and is supplemented by the legal framework for the promotion of two or more useful forms of energy cogeneration. The basic provisions of Law 3743/2009 regarding PPC are:

- Regulation of issues related to the expropriation and relocation that concern the hydroelectric project of Mesochora.
- Regulation of issues related to power production from Renewable Energy Sources, specifically issues related to photovoltaic units and issues related to the connection of power production units from Renewable Energy Sources.
- It is granted to PPC a power production license to renew and replace old units with new technology units, without voltage limitation.
- From hereafter the pending applications that PPC has submitted according to Law 3175/2003 and Law 3587/2007 are under the regulations of this Law.
- The validity of the Temporary Integrated Production License that was granted according to Law 2941/2001 to PPC units, referring to Law 2773/1999 and is included in the Integrated Production License of PPC, is extended until December 31, 2013.
- At the PPCs' units that have granted production licenses from January 24, 2002 until the appliance of this Law, it is granted a Temporary Production License until December 31, 2013, according to paragraph 5 of article 8 of Law 2941/2001.
- The abovementioned regulations have effect in all PPC units that have been transferred to the subsidiary company "PPC Renewables S.A.".

Ministerial Decision of Ministry of Development

In 2009 Ministerial Decisions were issued governing the following issues and through which, allow a detailed and discrete listing of charges in the invoice of the final consumer

2. CHANGES IN LEGAL FRAMEWORK (Continued)

- "Budget of transmission system's annual cost and customer's unity transmission system fee for the year 2009",
- "Factor allocation of the annual cost for the payment of public services obligations (PSOs) and of the charges per customer group",
- "Annual budget of the electricity grid for the year 2009 and the respective charges for the use of grid",

3. BASIS OF PRESENTATION FOR THE INTERIM CONDENSED FINANCIAL STATEMENTS

3.1. BASIS OF PREPARATION

Basis of preparation of financial statements: The accompanying interim condensed consolidated and separate financial statements ("financial statements") for the six month period ended June 30, 2009 have been prepared in accordance with IAS 34 "Interim Financial Reporting" which defines the form and the content of the interim financial statements. The accompanying financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the latest annual financial statements as at December 31, 2008 made publicly available.
The accompanying financial statements have been prepared under the historical cost convention except for certain assets that have been measured at fair value, assuming that PPC and its subsidiaries will continue as a going concern.
The financial statements are presented in thousands of Euro and all amounts are rounded to the nearest thousand, except when otherwise indicated.

Approval of Financial Statements: The Board of Directors approved the accompanying financial statements for the six month period ended June 30, 2009, on August 27th, 2009.

3.2. ACCOUNTING POLICIES

The accounting policies applied to the separate and consolidated financial statements are the same as those applied to the annual separate and consolidated financial statements for the year ended December 31, 2008 with the exception of the following interpretations that were applied initially in January 1st, 2009, without causing any effect in the financial statements:

- **IFRIC 13, "Customer Loyalty Programmes":** this interpretation is not applicable on PPC's operations.
- **IFRIC 15, "Agreements for the Construction of Real Estate":** this interpretation is not applicable on PPC's operations.
- **IFRIC 16, "Hedges of a Net Investment in a foreign operation":** this interpretation has no impact on the financial statements as PPC does not hedge the net investment in a foreign operation.
- **Amendments to IFRS 1 "First-time Adoption of International Financial Reporting Standards" and IAS 27 "Consolidated and Separate Financial Statements":** this interpretation is not applicable on PPC's operations.
- **IFRS 2, "Share-based Payments" (Amended):** this Interpretation has no impact on the financial statements.
- **IFRS 8, "Operating Segments":** IFRS 8 replaces IAS 14 'Segment reporting' and adopts a management approach to segment reporting. The information reported is that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. The adoption of this standard did not affect PPCs' disclosured regarding segment information.
- **IAS 1, "Presentation of Financial Statements" (Revised):** IAS 1 has been revised to enhance the usefulness of information presented in the financial statements. Of the main revisions are: the requirement that the statement of changes in equity includes only transactions with shareholders; the introduction of a new statement of comprehensive income that combines all items of income and expense recognised in profit or loss together with "other comprehensive income"; and the requirement to present restatements of financial statements or retrospective application of a new accounting policy as at the beginning of the earliest comparative period, i.e. a third column on the statement of financial position. PPC has made the necessary changes to the presentation of its current financial statements and elected to present comprehensive income in a separate statement.
- **IAS 32 and IAS 1, "Puttable Financial Instruments" (Amended):** These amendments are not applicable on the financial statements.

(All amounts in thousands of Euro, unless otherwise stated)

3. BASIS OF PRESENTATION FOR THE INTERIM CONDENSED FINANCIAL STATEMENTS (Continued)

- **IAS 39 "Financial Instruments: Recognition and Measurement" – Eligible Hedged Items:** the amendment has no impact on the financial statements as PPC has not entered into any related hedges.
- **IAS 23, "Borrowing Costs" (Revised):** The benchmark treatment in the previous standard of expensing all borrowing costs to the income statement has been eliminated in the case of qualifying assets. All borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset must be capitalised. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. In accordance with the transitional requirements of the Standard, the Group adopted this revision from the date of its application and in future use. No changes have been made for borrowing costs incurred prior to January 1, 2009 that have been expensed. The impact of the application of this amendment was not significant.
- **IAS 39, "Financial Instruments: Recognition and Measurement" and IFRS 7 "Financial Instruments: Disclosures; Reclassification of Financial Assets":** the amendment has no impact on the financial statements as PPC has not entered into any reclassifications of financial assets.

In addition to those standards and interpretations that have been disclosed in the financial statements for the year ended December 31, 2008, the following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning January 1, 2009 and have not been early adopted:

- **IFRS 2, "Share-based Payments" (Amended),** effective for annual periods beginning on or after 1 January 2010. The amendment has not yet been endorsed by the EU. The amendment will have no impact on the financial position or performance of the Group, as it has not entered into any such arrangements.
- In April 2009, the IASB issued its second omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. The effective dates of the improvements are various and the earliest is for the financial year beginning July 1, 2009. This annual improvements project has not yet been endorsed by the EU.

Deviation from the standards for a more accurate and fair presentation of the economic performance

PPC recognises a liability to cover the CO_2 emission right shortage, independently of whether actual emissions exceed the allocated ones on the base of estimated expected shortage in year level. Such accounting policy is not in accordance with the provisions of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", according to which the relevant liability is allowed to be recognised at the time the shortage occurs, which is when the actual CO_2 emission exceed the allocated ones.

PPC follows the above mentioned policy, in order to recognise any shortage –if occurred- for each year, during the year and not in the last quarter in accordance with the provisions of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", considering that it would be misleading and would lead to adverse conclusions than the ones the financial statements aim to, which is to provide reliable and as much as possible, relevant information concerning the effect of the relative matter to the results of the interim periods. For those reasons PPC decided, in order to achieve the accurate and fair presentation for the interim periods to proceed with the above mentioned deviation. This accounting policy is adopted since 2008.

4. SEASONALITY OF OPERATIONS

The Company's operations are subject to seasonality due to the increased demand for electricity during the summer and winter months, a trend which is not reflected in its operating results as these are affected by external factors (fuel prices, hydrological conditions etc.).

(All amounts in thousands of Euro, unless otherwise stated)

5. INVESTMENTS IN SUBSIDIARIES

The direct subsidiaries of PPC are as follows:

	Group		Company	
	30.06.2009	31.12.2008	30.06.2009	31.12.2008
PPC Telecommunications S.A.	-	-	4,441	4,441
PPC Rhodes S.A.	-	-	838	838
PPC Renewables S.A.	-	-	70,482	70,482
PPC FINANCE PLC	-	-	59	-
Total	-	-	75,820	75,761

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

Name	Ownership Interest		Country and Year of Incorporation and activity	Principal Activities
	30.06.09	31.12.08		
PPC Renewables S.A.	100%	100%	Greece - 1998	RES
PPC Rhodes S.A.	100%	100%	Greece - 1999	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	100%	Greece - 2000	Telecommunication services
Arkadikos Ilios Ena S.A.	100%	100%	Greece - 2007	RES
Arkadikos Ilios Dio S.A.	100%	100%	Greece - 2007	RES
Iliako Velos Ena S.A.	100%	100%	Greece – 2007	RES
Iliako Velos Dio S.A.	100%	100%	Greece – 2007	RES
Solarlab S.A.	100%	100%	Greece – 2007	RES
Iliaka Parka Ditikis Makedonias Ena S.A.	100%	100%	Greece – 2007	RES
Iliaka Parka Ditikis Makedonias Dio S.A.	100%	100%	Greece – 2007	RES
PPC FINANCE PLC	90%	-	UK - 2009	General Commercial Company

In June 2006, the Annual Shareholders' General Assembly for PPC Rhodes S.A.decided to dissolve the aforementioned company and to initiate the appropriate procedures on July 1, 2006, according to national commerce law. The process is yet to be completed.

PPC FINANCE PLC
"PUBLIC POWER CORPORATION FINANCE PLC" (PPC FINANCE PLC) was incorporated on 21 January 2009 and its shareholders are PPC S.A. and PPCs' by 100% subsidiary PPC RENEWABLES S.A. PPC FINANCE PLC has its registered office in London, UK, and its main corporate purpose is to carry on business as a general commercial company. The authorised share capital of PPC FINANCE PLC is Euro 65.6, divided into 65,600 shares of Euro one (€ 1.00) each. PPC S.A. holds 59,040 shares (representing 90% of the entire issued share capital) and PPC RENEWABLES S.A. holds 6,560 shares (representing 10% of the entire issued share capital). PPC FINANCE PLC obtained a certificate issued by Companies House on 27 July 2009, which entitles PPC FINANCE PLC, as a public company, to do business and borrow in accordance with applicable laws.

6. INVESTMENTS IN ASSOCIATES

	Group		Company	
	30.06.09	31.12.08	30.06.09	31.12.08
LARCO S.A.	-	-	-	-
PPC Renewables ROKAS S.A.	1,215	1,278	-	-
PPC Renewables TERNA Energiaki S.A.	1,309	893	-	-
PPC Renewables NANKO Energy – MYHE Gitani S.A.	2,387	2,062	-	-
PPC Renewables MEK Energiaki S.A.	980	892	-	-
PPC Renewables ELTEV AIFOROS S.A.	956	958	-	-
PPC Renewables EDF EN GREECE S.A.	5,217	5,762	-	-

(All amounts in thousands of Euro, unless otherwise stated)

6. INVESTMENTS IN ASSOCIATES (Continued)

Good Works S.A.	149	153	-	-
Aioliko Parko LOYKO S.A.	23	24	-	-
Aioliko Parko MAMBO BIGLIES S.A.	23	24	-	-
Aioliko Parko KILIZA S.A.	23	24	-	-
Aioliko Parko LEFKIVARI A.E.	23	24	-	-
Aioliko Parko AGIOS ONOUFRIOS S.A.	23	24	-	-
	12,326	**12,118**	**-**	**-**

Data concerning the above mentioned associates as well as the Group's ownership interest in them as at June 30, 2009 and December 31, 2008 are as follows:

Name		Ownership Interest		Country and year of Incorporation	Principal Activities
		30.06.09	31.12.08		
Larco S.A.		28.56%	28.56%	Greece – 1989	Metallurgical
PPC Renewables ROKAS S.A.		49.00%	49.00%	Greece - 2000	RES
PPC Renewables TERNA Energiaki S.A.		49.00%	49.00%	Greece – 2000	RES
PPC Renewables NANKO Energy – MYHE Gitani S.A.		49.00%	49.00%	Greece – 2000	RES
PPC Renewables MEK Energiaki S.A.		49.00%	49.00%	Greece - 2001	RES
PPC Renewables ELTEVAIFOROS S.A.		49.00%	49.00%	Greece – 2004	RES
PPC Renewables EDF EN GREECE S.A.		49.00%	49.00%	Greece – 2007	RES
EEN VOIOTIA S.A.	1	46.60%	46.60%	Greece – 2007	RES
Good Works S.A.		49.00%	49.00%	Greece – 2005	RES
ORION ENERGIAKI S.A.	2	49.00%	49.00%	Greece – 2007	RES
ASTREOS ENERGIAKI S.A.	2	49.00%	49.00%	Greece – 2007	RES
PHOIBE ENERGIAKH S.A.	2	49.00%	49.00%	Greece – 2007	RES
IAPETOS ENERGIAKI S.A.	2	49.00%	49.00%	Greece – 2007	RES
Aioliko Parko LOYKO S.A.		49.00%	49.00%	Greece – 2008	RES
Aioliko Parko MAMBO BIGLIES S.A.		49.00%	49.00%	Greece – 2008	RES
Aioliko Parko KILIZA S.A.		49.00%	49.00%	Greece – 2008	RES
Aioliko Parko LEFKIVARI A.E.		49.00%	49.00%	Greece – 2008	RES
Aioliko Parko AGIOS ONOUFRIOS S.A.		49.00%	49.00%	Greece - 2008	RES

1. It is consolidated from the associate company PPC Renewables EDF EN GREECE S.A. as it participates by 95% in its share capital.
2. They are consolidated by the associate company Good Works S.A. as they participate by 100% in their share capital.

In December 2007, the sale of associate Wind – PPC Holding N.V. was completed. That transaction resulted in a profit of Euro 165 million which was charged in the Group's results of year 2007. In the six month period ended on June 30, 2008, PPC Telecommunications distributed dividends that amounted to Euro 77 million, approximately, and which is charged in the Parent Company's results.

The share of profit in related parties (associates and joint ventures) amounted € 0.6 (2008: 3.7 m loss).

In May 2009, the Extraordinary General Assembly of LARCOs' shareholders decided the decrease of share capital of the company for the amount of € 120,002 with the decrease of the nominal share value (from €29.35 per share to € 7.85 per share) and simultaneously offsetting accumulated losses of previous years. Also, the same Extraordinary General Assembly decided the increase of the share capital of the company by amount € 134,337 with the issuance of 17,112,940 new shares of nominal value € 7.85 per share and the corresponding cash deposit. This procedure has not concluded until the date of publication of PPCs' financial statements. PPC, within June 2009, notified its intention not to participate in the increase. Therefore, PPCs' participation in LARCO on June 30, 2009 amounted € 12,515 (1,594,282 shares of nominal price € 7.85 per share). After the completion of the abovementioned share capital increase, PPCs' participation in LARCO will be finalised, although, it is not expected to influence the consolidated and separate financial statements of PPC given the fact that the participation in LARCO has been fully impaired in the previous years. Also, since PPC maintains its participation in LARCOs' Board of Directors, considers that has a significant influence and preserves LARCOs' classification in investments in associates.

(All amounts in thousands of Euro, unless otherwise stated)

7. INVESTMENTS IN JOINT VENTURES

In October of 2006, the Parent Company together with Contour Global LLP, established a 50% jointly controlled entity named SENCAP S.A. ("SENCAP" - a holding entity) whose objective is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, the procurement and trading of fuel, minerals and other materials in South East Europe, Italy, Turkey, and selectively in the Mediterranean area. After several capital increases, on June 30, 2009 the share capital of Sencap amounted Euro 5,530 (December 31, 2008: Euro 5,140). In accordance with the shareholders' agreement signed between PPC and Contour Global LLP, each partner can be invited to contribute an amount of up to Euro 300 million within the forthcoming five years in order for SENCAP to be able to finance its investment opportunities. At June 30, 2009 PPC's share in assets, liabilities, income and expenses of SENCAP was as follows:

	30/06/2009	31/12/ 2008
Assets	211	312
Liabilities	(177)	(172)
Equity	(34)	(140)
Income	-	-
Loss after taxes	(301)	(1,228)

8. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of June 30, 2009 and December 31, 2008 are as follows:

	30.06.2009		31.12.2008	
	Receivable	Payable	Receivable	Payable
Subsidiaries				
- PPC Telecommunications S.A.	143	-	122	-
- PPC Renewables S.A.	21,436	(10,153)	17,112	(8,736)
- PPC Rhodes S.A.	29	-	33	-
- Arkadikos Ilios Ena S.A.	72	-	35	-
- Arkadikos Ilios Dio S.A.	19	-	9	-
	21,699	**(10,153)**	**17,311**	**(8,736)**
Associates				
PPC Renewables ROKAS S.A.	-	(143)	-	(195)
PPC Renewables TERNA Energiaki S.A.	-	-	-	-
PPC Renewables NANKO Energy – MYHE Gitani S.A.	-	-	-	-
PPC Renewables MEK Energiaki S.A.	-	-	-	-
EEN VOIOTIA S.A.	-	(2,550)	-	(2,550)
- Tellas	-	-	-	-
- Larco (energy and ash)	46,899	-	24,924	-
- Sencap	137	-	137	-
	47,036	**(2,693)**	**25,061**	**(2,745)**
Other				
- HTSO	354,274	(435,003)	548,834	(617,820)
	354,274	**(435,003)**	**548,834**	**(617,820)**

PPC's transactions with its subsidiaries and its associates for the period ended June 30, 2009 and 2008 are as follows:

	30.06.2009		30.06.2008	
	Invoiced to	Invoiced from	Invoiced to	Invoiced from
Subsidiaries				
- PPC Telecommunications S.A.	18	-	18	-
- PPC Renewables S.A.	4,768	(5,070)	2,261	(6,669)
- PPC Rhodes S.A.	4	-	5	-
- Arkadikos Ilios Ena S.A.	36	-	-	-
- Arkadikos Ilios Dio S.A.	9	-	-	-
	4,836	**(5,070)**	**2,284**	**(6,669)**

(All amounts in thousands of Euro, unless otherwise stated)

8. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

Associates				
PPC Renewables ROKAS S.A.	-	(751)	-	(638)
PPC Renewables TERNA Energiaki S.A.	-	-	-	-
PPC Renewables NANKO Energy – MYHE Gitani S.A.	1	-	2	-
PPC Renewables MEK Energiaki S.A.	-	-	40	-
EEN VOIOTIA S.A.	-	-	928	-
- Tellas	-	-	-	-
- Larco (energy and ash)	22,898	(118)	34,389	(3,478)
- Sencap	-	-	(105)	-
	22,899	**(869)**	**35,254**	**(4,116)**
Other				
- HTSO				
- Use of the transmission system	129,407	-	148,195	-
- Fees for seconded staff	6,923	-	6,048	-
- Access to and operation of transmission system	-	(156,999)	-	(167,652)
- Energy purchases	-	(133,700)	-	(278,932)
- Other services rendered	19,570	-	13,507	-
	155,900	**(290,699)**	**167,750**	**(446,584)**

Procurement of lignite from LARKO S.A.: On August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A. for a total amount of 1.2 million tones (with a right of 15% increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite will be settled against the abovementioned receivable from LARKO S.A. PPC had made a provision for the abovementioned receivables, which was reversed in 2007, due to the fact that the collection of the amount was secured not only by the abovementioned contract, but also by a guarantee bond that LARCO S.A. raised in favor of PPC, covering the total duration of the contract and the total contractual amount. The value of PPC's lignite procurement based on this contract, for the year 2008, amounted Euro 7.9 m (2007: Euro 1.3m). In December 2008, LARCO S.A. interrupted the supply of lignite stating that bad weather did not allow the Mine to operate. LARCO S.A. stated its intention to continue the deliveries of lignite as soon as the damages were restored and not later than the end of March 2009. But the deliveries did not start due to the fact that the mine is closed until the environmental permits are approved. The environmental permits were granted and LARCO restarted the deliveries of lignite since end of June 2009.

Transactions and balances with other government owned entities: The following table presents purchases and balances with government owned entities Hellenic Petroleum ("ELPE") and National Gas Company "DEPA", which are PPC's liquid fuel and natural gas suppliers, respectively.

	Purchases		**Balance**	
	30.06.2009	**30.06.2008**	**30.06.2009**	**31.12.2008**
ELPE, purchases of liquid fuel	88,312	205,852	12,122	12,836
DEPA, purchases of natural gas	225,929	397,385	34,902	60,595
	314,241	**603,237**	**47,024**	**73,431**

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

Management compensation: Fees concerning the Group's management members (Board of Directors and General Managers) for the six month period ended June 30, 2009 and 2008, have as follows:

(All amounts in thousands of Euro, unless otherwise stated)

8. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

	GROUP		COMPANY	
	30.06.09	30.06.08	30.06.09	30.06.08
Compensation of members of the Board of Directors				
- Executive members of the Board of Directors	200	448	100	253
- Non-executive members of the Board of Directors	171	116	92	116
- Compensation / Extra fees	1	-	1	-
- Contribution to defined contribution plans	-	-	-	-
- Other Benefits	3	-	3	-
	375	564	196	369
Compensation of Vice Managing Directors and General Managers				
- Regular compensation	805	770	805	712
- Contribution to defined contribution plans	101	76	101	76
- Compensation / Extra fees	151	-	151	-
	1,057	846	1,057	788
Total	1,432	1,410	1,253	1,157

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds. Also, it does not include the electricity benefit based on the PPC personnel invoice to the Board of Director members, the Vice Managing Directors and the General Managers.

9. DIVIDENDS

Due to the fact that the year 2008 had loss, there was no dividend distribution in 2009.

10. LOAN AGREEMENTS – REPAYMENTS

Within the six month period ended June 30, 2009 the Parent Company issued twelve (12) bond series for a total amount of Euro 935 million repayable within the period 2010-2014, bearing interest at EURIBOR plus a margin and proceeded to the renewal for one more year of a bond of an amount of Euro 70 million with an annual initial duration. Furthermore, the Board of Directors of the Parent Company has approved the issue of bonds of an amount of Euro 1,170 million.

For the first time the Parent Company has included in one loan agreement financial and other covenants (besides ownership) which may lead to default or the increase of borrowing cost, like downgrade of its rating, obligation to retain the following ratios in certain levels: i) EBITDA/Interest higher than 2, ii) Liabilities/Equity below 2 and iii) Net Debt/Tangible Assets and Investments in Joint Ventures and Associates below "0.5".

At June 30, 2009 the available committed credit lines of the overdraft facilities amounted to Euro 320 million. At June 30, 2009, the unused portion of all overdraft committed facilities of the Parent Company was Euro 215 million.

The loan repayments for the six month period ended June 30, 2009 amounted to Euro 895 million including the bullet redemption of a Eurobond of an amount of Euro 500 million in March 2009.

11. COMMITMENTS AND CONTINGENCIES

Ownership of Property

According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (Continued)

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State at no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if such land is no longer needed by PPC S.A. for the fulfilment of its purposes.

Litigation and Claims
The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at June 30, 2009 amounts to approximately, Euro 667 million, as further analysed below:

1. *Claims with contractors, suppliers and other claims:* A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 379 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. *Fire incidents*: A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The total amount involved is approximately Euro 39 million.

3. *Claims by employees:* Employees are claiming the amount of Euro 169 million, for allowances and other benefits that according to the employees should have been paid by PPC.

4. *Litigation with PPC Personnel Insurance Organization (PPC-PIO) (in Greek it is "OAP-DEI" i.e. PPC's Social Security Fund):* Until June 30, 2009, the PPC Personnel Insurance Organization ("PPC PIO") had filed, before the courts, seven (7) lawsuits against PPC, claiming an amount in total of Euro 87,704 and, aiming to: a) obtain the ownership of a building sold by PPC in 1999 for a consideration amounting to Euro 13,294, b) obtain the ownership of certain properties owned by PPC and collect the rents earned by PPC over a specified period of time, at the amount of Euro 6,962 (three 3 actions), these cases will be resolved with the decision of the Plenary Session of the Supreme Court for one of these actions (date of discussion 24/09/09), c) obtain the ownership of a building, of estimated value of Euro 8,000, d) be compensated for securities and shares which became property of PPC, and part of which has been sold, as well as for related dividends collected by PPC all for the amount of Euro 59,393 and e) to oblige PPC to render detailed accounts concerning management of bonds that PPC kept on behalf of PPC – PIO'. Cases described under (a) have been discussed before second instance courts, however PPC has filed a petition for review before the Supreme Court discussed in September 2008 and was remitted to the Plenary Session of the Supreme Court in January 2009, due to the importance of the case. It is noted that the recommendation in favour of PPC by the said Chamber of the Supreme Court it will be taken into account by the Plenary Session. Furthermore it should be noted that any ruling by the Plenary Session of the Supreme Court shall create a precedent in relation to all other pending cases with similar claims, (b) has already been discussed before first instance courts and the decision issuance process is on hold until the issuance of an irrevocable decision on case (a) above, (c) has been discussed before first instance courts and PPC has filed an appeal, discussed on September, 2008 with the decision still pending, (d) has been discussed before first instance courts, however the decision is still pending, and (e) the first instance court has been ruled against PPC, thus PPC has filed an appeal, discussed in September 2008 with the decision still pending.
   For the above amounts the Group has established provisions, which at June 30, 2009 totalled approximately Euro 170 million.

Bank of Crete
The dispute with the old "Bank of Crete" is dating back to 1989, when the bank was under liquidation due to serious legal violations revealed at that time. PPC's deposits of Euro 6,806 (included in other long term assets) with the bank were blocked, while PPC ceased payments on its loans by said bank amounting back then to Euro 12,053. The case, following a pertinent ruling by the Superior Court, was brought to the Court of Appeals which issued a decision partially in PPC's favor. However, a petition for review before the Supreme Court has been filed appeal against the aforesaid decision. The petition was discussed in October 2007, before the Supreme Court and it was sent to the Court of Appeals for a new trial, discussed on March 5th, of 2009. The decision of the Court of Appeals was issued, postponing the final decision and ordering the completion of the expertise report concerning the requested amount of the compound interest by PPCs'

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (Continued)

lawsuit. The Decision seems to accept almost in its entirety the lawsuit of PPC, so that after the completion of the expertise report, with the issuance of the final Decision, there may be a decrease of the requested compound interest amounts.

Environmental Obligations
Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

1. Following the issuance of Common Ministerial Decisions for all Hydroelectric Plants, only the environmental permits for Plastiras Plant and the national transmission network, for which the Environmental Impact Assessment Studies have already been submitted to the Ministry for the Environment, are still pending.

   According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract for the vehicular communications has been given orders to continue with the project. The Works have been completed and the contract is in the phase of acceptance. On June 30, 2009, the accumulated amount of the Messochora Power Plant project amounted to Euro 278.9 million and it is estimated that until the completion of the project an amount of Euro 115 million will be required. After publication of the Greek Law 3734/2009, matters concerning the Messochora Hydroelectric Project are arranged, with which the completion and operation of the Project becomes possible. These matters concern expropriation of areas in the Messochora HEP Reservoir, expropriation of the Messochora Village and of the areas where it will be relocated and arrangement of compensations of the affected inhabitants. All the above mentioned expropriations are declared for public utility reasons of great importance and their settlement will allow the completion of the Project and the operation of the Messochora Power Plant.

2. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MW) have been defined on July 2006 at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plant stations, (2) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants has been approved by PPC's Board of Directors, and this includes, among others, the following measures:

   (i) Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.

   (ii) Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.

   (iii) Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.

   (iv) Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented.

   PPC's emission reduction plan was submitted to the authorities and has been incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive. For the Linoperamata Steam Electric Station, the use of low sulphur heavy fuel oil has already started from January 1st, 2007. From October 2007, all oil fired plants which use heavy fuel oil, are supplied with low sulphur heavy fuel oil, as requested in measure (iv). The aforementioned measure (ii) was completed during the first semester of 2008, while about measure (iii) the commissioning of the desulphurization plant has started in July 2009.

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (Continued)

The renewal of certain thermal power plants' environmental permits is expected, after the issue (August 2008) of the Common Ministerial Decision for the National Emissions Reduction Plan (Directive 2001/80/EC).

In December 2007, a proposal for a new Industrial Emissions Directive amending IPPC and 2001/80/EK was published by the European Commission. By the time the above directive is finalised, the above additional investments (i) and (ii) for existing Units will be assessed and redefined.

3. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations and depots in the future.

4. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC of a full environmental impact assessment study, the Ministry of Environment issued in May 2004 the environmental permit for the construction and operation of an environmentally – controlled landfill site for the management and final disposal of asbestos containing construction materials existing in its premises located in Northern Greece.

5. During the operation of the Transmission Lines and Substations and Centers of Hyperhigh Voltage, there is no electromagnetic radiation, but two separate fields, the magnetic and the electric field. At places where the public or the Company's personnel might find themselves close to the above mentioned lines and substations, the values of those fields are substantially less than the limits. Those limits were established by the International Commission on Non Ionizing Radiation Protection (ICNIRP) in collaboration with the World Health Organization (WHO). The above mentioned limits have also been adopted by the European Union as well as the Greek Legislation. It must be noted though, that the limits stated in the above regulations for both electric and magnetic fields do not constitute dangerous values, but contain rather large safety factors, in order to cover for some vagueness due to the limited knowledge about both the magnetic and electric fields' influence in order to fulfil the requirement for the prevention of any adverse effects.

Tender for the Supply and installation of a 416,95 MW combined cycle natural gas fired power plant in Aliveri

After an international tender the Project "Supply and installation of a 416.95 MW combined cycle natural gas fired power plant at Aliveri" was awarded to the successful bidder company (Metka S.A.). The contract with the company was signed on October 2007. The Contract price of the project is Euro 219 million and the contractual deadline for completion is 27 months after the contract is signed. Construction of the plant is delayed due to antiquities found on the construction site. Regarding this project:

- The Common Ministerial Decision approving the environmental terms has been issued. The elaboration and approval of studies of the project and the delivery of electromechanical equipment are in progress.
- There are ongoing discussions with the Contractor about the solution of economic subjects and technical modifications that have arisen.
- The Study of Treatment and Disposal of Industrial Waste Water was approved.
- The study of Delimitation and Regulation of an existing stream inside the Plant site was assigned to a Company.
- On January 13, 2009, Public Power Corporation transmitted a request for modification of the Common Ministerial Decision Approval of Environmental Terms (modification for the Regulation of the stream).
- Within the first six month period of 2009, the Ministry of Development decided the modification of installation licence of the new Unit referring to less important changes about the arrangement and the size of the facilities as well as referring to the addition of the Center of Ultrahigh Voltage.
- The Ministry of Civilization approved the construction of main facilities with regard to archaeological Law and the approval of auxiliary facilities is expected.

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (Continued)

- On July 23, 2009, the Building Permission was issued and the commencement of site works is expected.

Option for acquisition of DEPA shares
PPC's Board of Directors, on October 2, 2007 decided to move with exercising its option for acquisition of DEPA (the natural gas company) shares, which has been done through a contract, decision that has been announced, on January 7, 2008, to the Ministry of Economy.

Approval of Business Collaboration with Restis Group
PPC and Restis Group of Companies singed on the May 14th, 2009 an "MoU", for examining cooperation in the areas of: (a) Development, construction and operation of lignite mines and lignite power plants in Montenegro, (b) Joint participation in the tender launched by the government of Montenegro for the partial sale and share capital increase of the company "EPCG" (electric utility active in the generation, distribution and supply of energy) and (c) Development, construction and operation of RES projects in Greece and Southeast Europe.

Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes
In June 2008, the Parent Company has concluded a tender regarding the project "Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes" and awarded it to ABB, who offered the lowest price of Euro 12.3 million, approximately. The project is scheduled to complete in two phases. According to the timetable the building phase of the substation should be completed by April 2010, so the units generation will be energized for the summer of 2010. But, due to the delay of issuance of the building permit, originally was expected to be issued in March 2009, the building phase of the substation is estimated, if the permit is issued soon, in the second half of 2010.

International tender for the construction of the new lignite station in Florina
In July 2008, an international tender regarding the "Study, procurement, installation and putting in operation of the Steam-Electric Unit II in Meliti Power station, with a power of 420-450 MW, using pulverized lignite as fuel and with the capability to provide thermal energy of 70 MW for district heating" was announced. The budgeted cost for the new thermal unit was 675 million Euro. The new Unit will be fully equipped with modern and up-to-date antipollutive systems and with a provision of space for future installation of CO_2 emissions' capture system. The above mentioned project had been defined to be completed within 52 months, commencing with the signing of the contract. Due to the fact that no offer was submitted, the basic technical and commercial parameters of the Project are in reconsideration, so that a new Inquiry shall be announced.

Tax unaudited years
In 2009 the tax audit of the Parent Company was completed for the years 2006 and 2007, which resulted to accounting differences of Euro 18 million approximately (income tax, VAT, withholding tax and any other tax obligation). An amount of Euro 1 million approximately was settled against liabilities of the Greek State. Temporary results of the tax audit were issued until the final resolution of the tax problem with the energy sales invoice to PPC personnel.
Tax unaudited years, for which provisions are established on the basis of the findings of prior tax audits are:

Company	Country	Unaudited years
- PPC Parent Company	Greece	2008
- PPC Renewables S.A.	Greece	2007-2008
- PPC Rhodes S.A.	Greece	1999-2008
- PPC Telecommunications S.A.	Greece	2007-2008
- Arkadikos Ilios Ena S.A.	Greece	2007-2008
- Arkadikos Ilios Dio S.A.	Greece	2007-2008
- Hliako Velos Ena S.A.	Greece	2007-2008
- Hliako Velos Dio S.A.	Greece	2007-2008
- SOLARLAB S.A.	Greece	2007-2008
- Iliaka Parka Ditikis Makedonias Ena S.A.	Greece	2007-2008
- Iliaka Parka Ditikis Makedonias Dio S.A.	Greece	2007-2008
- PPC FINANCE PLC	United Kingdom	2009

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (Continued)

Business Collaboration with URBASER
PPC and the Spanish company Urbaser agreed in April 2009 on an "MoU", providing for the development of projects in relation with Waste-to-Energy, the Waste Management sector in general, as well as urban and industrial Waste Water Treatment.

Approval of business collaboration with RWE
The Parent Company's Board of Directors, in its meeting dated April 22, 2008 has approved a business collaboration memorandum with RWE. The memorandum between PPC and RWE refers to the exploration of collaboration on the following: a) the development in Porto Romano of Albania of a coal burning unit with a power of 500 – 800 MW. The collaboration memorandum anticipates that if the above mentioned investment is rated as viable, a new separate company will be formed in order to construct and operate the above mentioned station with RWE owning 51%, PPC 39% and TITAN 10% of its share capital. RWE and PPC signed the memorandum of understanding back in June 2008. The Albanian government initiated a short-listing procedure for the erection of this hard coal-fired power plant at the end of 2008. The consortium lead-managed by RWE participates in the first phase of this process and officially submitted, to the Albanian government, an application for the erection and operation of the power plant at the end of February 2009. The evaluation results from the Albanian government are expected after August 2009. b) natural gas in Greece and c) renewable energy sources. For the renewable energy sources projects the collaboration memorandum anticipates that RWE will hold 51% of the company's share capital while PPC Renewables S.A., PPC's wholly owned subsidiary will hold 49%.

PPC RENEWABLE
Public Power Corporation Renewables S.A. (PPCR) announced, on the 10th of February 2009, the construction of nine (9) wind parks (W/P) with a total capacity of 35.1 MW. The nine wind parks are located, in Crete (2 W/P), in Samos (2 W/P), in Paros, in Lesvos, in Rhodes, in Sifnos and in Limnos, with a total capital expenditure of € 60 m. Contractor of the nine wind parks is ENERCON GmbH. The construction and the delivery of the wind parks from ENERCON to PPCR will be completed in 12 months for the projects in Rhodes, Paros, Lesvos and Sifnos and in 24 months for the projects in Crete, Limnos and Samos.

CO2 Emissions
In November 2007, PPC submitted 31 applications to the competent authority for the issuance of the emissions permits for its bound plants, concerning the period 2008-2012. In December 2007, the competent authority approved the submitted Monitoring Plans and issued the respective permits for the second trading period 2008-2012. In February 2009 the competent authority issued guidelines for the verification of the emissions reports of the year 2008. In December 2008 the Greek National Allocation Plan for the period 2008 – 2012 was approved. According to the final allocation, 44,2 Mt CO_2 allowances have been allocated to the 31 existing bound plants of PPC for 2008. By the end of March 2009, the verification of the annual emissions reports, for all 31 bound plants, by accredited third party verifiers was completed successfully and the reports were promptly submitted to the Competent Authority. The total verified emissions of all 31 bound plants of PPC for 2008 amount to 52,2 Mt CO_2.

According to the final allocation of CO_2 emissions allowances and the final CO_2 emissions from the 31 bound plants of PPC for 2008 mentioned above, PPC exhibited a shortage of emissions allowances for 2008 in the range of 8,0 Mt CO_2. PPC's results will be burdened by the purchase of the corresponding emission allowances. It should be noted that the shortage of emissions allowances for 2008 will be considered final only after the probable additional allocation of allowances to some new entrance units for 2008, but, in any case, no substantial changes are expected.

According to the temporary results, the CO_2 emissions of PPC's bound plants for the period 01.01.2009 – 30.06.2009 amounts to 24.6 Mt. According to recent projections, the CO_2 emissions for the remaining period 01.07.2009 – 31.12.2009 are estimated to 26.4 Mt, thus the total CO_2 emissions for 2009 are estimated to 51 Mt, approximately. It should be noted that the emissions of 2009 will be considered final by the end of March 2010, when the verification of the annual emissions reports by accredited third party verifiers is completed. The allowances that have been allocated to the 31 existing bound plants of PPC for 2009 are 44.2 Mt CO_2.

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (Continued)

According to the above, it is estimated that PPC will exhibit a shortage of emission allowances for 2009 amounting to 6.8 Mt CO_2, out of which 3.3 Mt correspond to the first half of 2009.

The financial statements of the 1st half of 2009, have been impacted with an expense of € 38.9 m, for the coverage of the estimated CO_2 emission rights deficit (2008: € 56.9 m). The liability valuation with prices of 30/06/09 for the coverage of CO_2 emission right deficit for the prior year had a positive impact in the financial results of the 1st half, amounted € 19.2 m.

Memorandum of Understanding with MEDGAS
The Board of Directors of the Parent Company approved on May 28th, 2009 the signing of a MoU with MEDGAS S.A. in order to evaluate a proposal for supply of compressed natural gas, to the Units of Crete. This proposal was submitted by MEDGAS S.A. to PPC, in order to supply in a long term basis compressed natural gas to all Units in Crete – existing and future ones – as an alternative solution of the supply with liquefied natural gas. The shareholders of MEDGAS S.A. are: (a) EGAS, the company of natural gas of the Egypt Ministry of Oil, by 30%, (b) Kopelouzos group, by 60% and (c) ARABIA GAZ, private company of natural gas in Egypt, by 10%. PPCs' Production Strategy in Crete anticipates the induction and use of natural gas in its units, examining two alternative scenarios: (a) The construction by DESFA of a terminal unit in Korakia and all the necessary pipelines, for the collection, the volatilization and transport of liquefied natural gas, that will be used in PPCs' power generation plants. PPC has, already, taken actions for the study and development of the necessary for this purpose infrastructure or (b) the supply of compressed natural gas from MEDGAS with the use of transmission ships, which will deliver the compressed natural gas in multiple points of collection for its use in the power generation plants.

Construction of a new Steam Electric unit in Ptolemaida
On May 19th, 2009 the Parent Company's Board of Directors approved the construction of a new Steam Electric unit, in Ptolemaida with pulverized lignite technology and installed capacity of 550-660 MW, after all the necessary actions are taken in order to proceed without any obstacles in the construction of the unit and particularly all actions concerning the expropriation of Pontocomi and Mavropigi villages.
The total budget of the project amounts to € 1,320 m and is expected to be completed in 70 months from the signing of the contract.

12. SUBSEQUENT EVENTS

International tender for the construction of a diesel engine Power Plant 110-120MW in South Rodos of heavy fuel oil with low sulphur content
On June 6, 2008, 4 offers were submitted and their Technical Evaluation has been completed. On January 14, 2009 the unsealing of Economical Offers was realised. The project was assigned to the successful bidder company (TERNA S.A.). On July 30, 2009, the relative Contract was signed. The Contract price amounted to Euro 182.8 million.
The issue of the Common Ministerial Decision for the Approval of the Environmental Terms is expected soon.

Recourse filing and contract termination
The Parent Company's Board of Directors, at its meeting held on June 24th, 2008, has approved the filing of a recourse (automatic right for appeal) against the Ministerial Decision referring to the amendment of the electricity generation licences related to the electricity generation plants of "Alouminion of Greece". On July 30th, 2008, the Minister of Development decided to modify the electricity generation licences pertaining to "Alouminion of Greece". In October and November 2008, the Parent Company has terminated its contract with "Alouminion of Greece" dated 13.06.2008, for providing power under 150 KV according to Invoice A, a contract concluded and being in effect since March 7th, 2008. "Alouminion of Greece" has sought interim measures challenging PPC's contract termination as well as before the Council Of State for the annulment of the Ministerial Decision. The hearing of the relevant application (for interim measures) was set for the 23rd of January 2009, however AtE withdrew from the said application. Further to the above mentioned actions, there are also pending actions before the Athens Multimembered Court of First Instance of the one hand of AtE as against PPC, as well as, on the other hand, of PPC as against Alouminio of Greece. Alouminio of Greece claims the continuation of the status of the initial Contract between the parties whereas PPC claims, among others, the amounts regarding to the differences in tariffs. On July 7th, 2009, PPCs' Board of Directors approved PPC to enter into an arbitration agreement by virtue, with Alouminion of Greece, for the dispute between the parties concerning the prerequisites and the application of December 2007 Ministerial Decision regarding the high voltage customers' tariffs. In July 2009 the arbitration agreement was signed.

(All amounts in thousands of Euro, unless otherwise stated)

12. SUBSEQUENT EVENTS (Continued)

Complaint against the European Commission's Decision regarding lignite extraction rights

On May 13th, 2008, PPC filed before the Court of First Instance of the European Communities (CFI), an application for annulment of the Commission's Decision of March 5th 2008 regarding the granting by the Hellenic Republic of lignite extraction rights to PPC. The Greek State has intervened before the aforementioned Court in favour of PPC, while two undertaking– competitors of PPC – have intervened in favour of the European Commission. On February 19, 2009, the Hellenic Republic submitted its Observations before the CFI. Consequently, on February 25, 2009, a Letter from the European Union Commission was addressed to the Hellenic Republic as well as PPC, by which it is made known that the set of measures to be adopted by the Republic must include, the concession through public tender procedures, as soon as possible, to enterprises with the exclusion of PPC, of the relevant lignite rights of the mines of Drama, Elassona, Vevi and Vegora, as well as the disposition of the related extracted amounts to third parties, excluding PPC (save for those cases where no valid offers have been submitted or PPC maintains less than 60% in lignite fuel generation), and the abolishment of article 3 para 3 of Greek law 134/75 by which the relevant lignite extraction rights had been granted to PPC. Finally, both the Hellenic Republic and PPC are requested by the said Letter of the Commission to submit their observations within the period of three (3) weeks. The abovementioned objections were submitted by the Hellenic Republic and PPC to the Commission. On August 6th, 2009, the European Commission issued a second Decision in which the measures for the compliance with the decision of March 5th, 2008 are defined as obligatory for the Hellenic Republic. The Commission's Decision defines as obligatory for the Hellenic Republic to launch public tender procedures for the concession of lignite rights for the mines of Drama, Elassona, Vevi and Vegora to third parties excluding PPC. The Hellenic Republic is also obliged to assure that the third parties that will win the extraction rights will not sell to PPC the extracted lignite from the specific mines. Specifically, in regard to Drama, Elassona and Vegora mines, the Decision of August 6th, 2009, defines that the tender procedures should be launched within six months from the notification date of the decision and the extraction rights should be awarded to the successful bidders within 12 months from the decision. PPCs' strategy will be defined after the thorough examination of the Decision, but it is a fact that it does not appear any risk in restraining PPCs' right on the existing in operating mines.

Bond issues

During July and August of 2009 the Parent Company has proceeded to the issue of bonds of total amount Euro 280 million and proceeded to the renewal for one more year of bonds of a total amount of Euro 150 million with an annual initial duration. Furthermore, the Board of Directors of the Parent Company approved the issue of a bond of a total amount of Euro 50 million.

Oil hedging transactions

In June 2009, the Board of Directors of the Parent Company approved the policy of oil hedging transactions against the increasing volatility in the liquid fuel prices, for the types of fuels that the Company consumes. The company until the publication of the Financial Statements has already hedged a more than 70% of the estimated consumption for the types of liquid fuels that the company consumes, for the second half of 2009.

Joint Venture with Golden Energy One Holdings Ltd (Restis Group of Companies) in the Tender launched by the Government of Montenegro

The Board of Directors of PPC S.A. approved on July 14, 2009, the participation of the Company through a Joint Venture with Golden Energy One Holdings Ltd, a member of Restis Group of Companies, in the Tender launched by the Government of Montenegro for the acquisition of shares and participation in the share capital increase, up to a 45% stake in the company Electroprivreda Crne Gore AD Niksic (EPCG). In addition, the Board of Directors of PPC approved the terms of participation of the Joint Venture in the Tender for the submission of the relevant bid.

On July 17th, 2009 the bid was successfully submitted. On July 24th, 2009 the Privatisation Council of the Government of Montenegro opened in public the financial offers of the remaining bidders. The Financial offer of the Joint Venture of PPC and Golden Energy One Holdings Ltd was the highest one. On July 30th, 2009 the competent Tender Commission of the State of Montenegro evaluated the bids submitted by the Qualified Bidders and the bid submitted by the Consortium Public Power Corporation S.A. – Golden Energy Capital Management S.A. was rejected / refused. Following the contemplated process, the Consortium was informed on August 4, 2009, by the Privatization Council of the Government of Montenegro, that the offer submitted by the Consortium Public Power Corporation S.A. - Golden Energy One Holdings Ltd was rejected, and that the bid was awarded to the last remaining contestant in the tender procedure, Italian company A2A. The Consortium decided not to appeal to the abovementioned decision.

(All amounts in thousands of Euro, unless otherwise stated)

12. SUBSEQUENT EVENTS (Continued)

Tender for the supply and installation of a new combined cycle unit at Megalopoli
In April 2008, an international tender was announced for the "Study, supply, installation and putting in operation of a 750-835 MW combined cycle natural gas fired Unit V in Megalopolis". The budgeted cost for the new thermal unit amounts to Euro 570 million with a delivery time of 34 months after the contract is signed. The Board of Directors on the July 28th, 2009 approved the unsealing of the financial offers and authorised the Chairman and CEO after the unsealing of the financial offers to act in the best benefit of the company concerning the accomplishment of a price for the abovementioned tender with a highest limit of Euro 500 million and the resignation of the successful bidder of the above mentioned tender from any claims related to the eventual delay, above 12 months, in the operation of the new unit, specifically, any delay in the projects for the natural gas pipeline construction or/and the projects for the Hyperhigh Voltage Centers construction in Patra and Megalopoli, as well as the High Voltage Transmission Line Patra – Megalopoli construction, that are not PPCs' liability.
On July 31, 2009, the unsealing of Economical Offers was realised. The Committee of Evaluation completed the economical evaluation of offers according to inquiry and on August 3, 2009, submitted the report, wherein the sorting of the bidders is referred. PPC proceeded in discussions with the successful bidder. On August 25th, 2009 the Board of Directors of the Parent Company approved the award of the contract to the successful bidder, the Joint Venture of METKA S.A. and ETADE S.A. The contract price amounts to €500 m instead of the original offer that amounted to € 543 m. Furthermore, the contractor will not raise any claims related to eventual delay up to 13 months from the operation of the new unit, due to unavailability of Transmission Network of 400 kV or/and Natural Gas.

Agreement for Collaboration with the Ministry of Employment
On August 5th, 2009, the Ministry of Employment and PPC S.A. agreed to collaborate in order PPC to engage 2.000 unemployed people. This program will commence at the beginning of September 2009 and will last for 2 years.

Common participation with ENEL SpA in Kosovo's tender: In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, to form a bidding consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kosovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed in late November 2006. The project of the above mentioned tender consists of: (a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, (b) development of a new lignite mine for the existing power generating stations, (c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kosovo's Ministry of Energy and Mines announced that the bidding consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender. At the beginning of August 2007, the Project Steering Committee announced the engagement of an international firm of advisors for the transaction. According to the preliminary schedule released on July 20, 2009 by the Tender Advisor, it is evaluated that the bid competitors are going to be invited by the Kosovos' Ministry of Energy and Mines, to participate in a Request for Proposals to be launched in the 1st quarter 2010. The Tender Advisor has invited the bid competitors to participate in a meeting within September.

Approval of business collaboration with "Halyvourgiki"
The Parent Company's Board of Directors, in its meeting dated April 3, 2008 has approved a business collaboration memorandum with Halyvourgiki. The memorandum between PPC and Halyvourgiki refers to the exploration of collaboration on the following: (a) the construction and operation of two combined cycle natural gas fired units, with a power of 880 MW, in an area inside Halyvourgiki's infrastructure with both units embodying the best available environmentally friendly technology and (b) the transformation of two existing power units with a total power of 100 MVA, in order to compensate for summer's peak demand. The business collaboration memorandum also anticipates the formation of an independent societe anonyme to undertake the above mentioned project with Halyvourgiki owning 51% of the company's capital share and PPC owning 49%. On August 28, 2008 PPCs' Board of Directors approved the terms and conditions of the shareholders collaboration (PPC and HALYVOURGIKI S.A.), for the under formation societe anonyme company. In October 2008, PPC's Board of Directors approved the appropriate actions for the inception of a separate societe anonyme, which will handle the aforementioned project with Halyvourgiki S.A holding 51% of its share capital and PPC 49%, as well as the payment of Euro 4,900 in order for PPC to participate to the new company's share capital. PPC and Halyvourgiki signed the Shareholders' Agreement on 12.02.09 and agreed on the draft of the Articles of Association. Halyvourgiki S.A. will own 51% of the share capital of the joint venture and PPC will own 49%. In February 16, 2009 PPC and HALYVOURGIKI S.A. filed a notification at the Independent Committee of Competition, for the formation of the aforementioned company. On May

(All amounts in thousands of Euro, unless otherwise stated)

12. SUBSEQUENT EVENTS (Continued)

29th, 2009, the Independent Committee of Competition approved the formation of the company. A contract with the Technical Advisor of the project has already been signed and in July 2009, the contract with the Financial Advisor was signed also.

Approval of Business Collaboration with Quantum Corporation Ltd and Bank of Cyprus
PPC signed on the July 2rd, 2009 a "MoU" with Bank of Cyprus and Quantum Corporation for studying the feasibility of the construction and operation of power plants in Bosnia-Herzegovina.

13. SEGMENT INFORMATION

Sales and inter segment results are as follows:

	Sales		Result	
	30.06.2009	**30.06.2008**	**30.06.2009**	**30.06.2008**
Interconnected system				
Mines	384,325	380,411	5,994	5,100
Generation	1,538,623	2,009,003	383,743	4,915
Transmission	137,476	156,810	46,096	25,299
Distribution network	373,407	346,929	118,596	37,773
HTSO	368,339	-	(343)	-
Supply	2,529,658	2,378,378	(33,590)	(3,556)
	5,331,828	**5,271,531**	**520,515**	**69,531**
Creta Network				
Generation	187,789	211,162	53,619	78
Distribution network	23,870	21,701	3,550	(944)
Supply	152,845	141,768	39,845	(37,848)
	364,504	**374,631**	**97,014**	**(38,714)**
Non interconnected network				
Generation	161,129	204,331	3,931	697
Distribution network	21,974	19,319	(6,235)	(3,973)
Supply	129,384	121,369	40,647	(38,907)
	312,487	**345,019**	**38,343**	**(42,183)**
Operator of Island Network	**392,575**	**-**	**(9,380)**	**-**
Eliminations	(3,472,969)	(3,226,277)		
Financial expenses	-	-	(89,713)	(99,999)
Subsidiaries and related parties	-	34	619	(3,660)
Income tax	-	-	(145,262)	3,236
Grand total	**2,928,425**	**2,764,938**	**412,136**	**(111,789)**

V. ADDITIONAL INFORMATION

PUBLIC POWER CORPORATION S.A.

Reg. No : 47829/06/B/00/2

Chalkokondyli 30 - 104 32 Athens

FINANCIAL DATA AND INFORMATION FOR THE PERIOD

January 1 2009 - June 30 2009

(In accordance with the Decision 4/507/28.04.2009 of the Hellenic Capital Market Commission)

The purpose of the following information and financial data is to provide users with general financial information about the financial position and the results of operations of Public Power Corporation S.A. and PPC Group. Therefore, we recommend users that, before proceeding to any kind of investing activity or transaction with the Company, to access the company's web site where the financial statements and the auditor's review report, when is required are published.

Company's Web site :	www.dei.gr	Auditing company:	Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Date of approval of financial statements from the Board of Directors:	August, 27 2009	Type of auditors' report:	Opinion with exception
Certified auditor accountant:	Vassilios Kaminaris		

DATA FROM STATEMENT OF FINANCIAL POSITION

Amounts in thousands of Euro

	GROUP		COMPANY	
ASSETS	**30.06.2009**	**31.12.2008**	**30.06.2009**	**31.12.2008**
Tangible assets	12.031.158	11.854.392	11.965.269	11.789.209
Intangible assets, net	6.340	5.870	6.223	5.801
Other non- current assets	26.375	21.067	89.469	86.240
Materials, spare parts and supplies	814.233	762.537	813.495	761.792
Trade receivables	1.013.851	865.179	1.012.531	865.179
Other current assets	221.771	318.472	241.214	326.373
Available for sale financial assets	31.528	23.256	31.528	23.256
Cash and cash equivalents	179.210	103.450	175.308	100.391
TOTAL ASSETS	**14.324.476**	**13.954.223**	**14.335.127**	**13.958.241**
EQUITY AND LIABILITIES				
Share capital	1.067.200	1.067.200	1.067.200	1.067.200
Other equity items	4.334.019	3.914.166	4.334.207	3.914.747
Equity attributable to shareholders of the parent (a)	5.401.219	4.981.366	5.401.407	4.981.947
Minority interests (b)	0	0	0	0
Total Equity (c)=(a)+(b)	5.401.219	4.981.366	5.401.407	4.981.947
Interest bearing loans and borrowings	3.107.294	2.821.696	3.107.294	2.821.696
Provisions / other non current liabilities	3.334.135	3.099.408	3.330.012	3.097.337
Short term borrowings	1.351.023	1.849.281	1.349.232	1.848.265
Other current liabilities	1.130.805	1.202.472	1.147.182	1.208.996
Total liabilities (d)	8.923.257	8.972.857	8.933.720	8.976.294
TOTAL EQUITY AND LIABILITIES (c) + (d)	**14.324.476**	**13.954.223**	**14.335.127**	**13.958.241**

DATA FROM STATEMENT OF COMPREHENSIVE INCOME

Amounts in thousands of Euro

	GROUP			
	01.01 - 30.06.2009	**01.01 - 30.06.2008**	**01.04 - 30.06.2009**	**01.04 - 30.06.2008**
Sales	2.928.425	2.764.938	1.432.580	1.354.469
Gross operating results	847.668	358.477	445.407	163.945
Profit / (Loss) before tax, financing and investing activities	637.291	(32.088)	296.504	(111.974)
Profit / (Loss) before tax	557.398	(115.025)	264.700	(149.323)
Profit / (Loss) after tax (A)	412.136	(111.789)	192.668	(141.790)
Distributed to:				
- Owners of the Parent	412.136	(111.789)	192.668	(141.790)
- Minority interests	0	0	0	0
Other comprehensive income after tax (B)	8.163	(24.529)	3.933	(5.290)
Total comprehensive income after tax (A)+(B)	420.299	(136.318)	196.601	(148.080)
- Owners of the Parent	420.299	(136.318)	196.601	(148.080)
- Minority interests	0	0	0	0
Earnings / (Loss) per share, basic and diluted (in Euro)	1,7764	(0,4818)	0,8305	(0,6112)
Profit before tax, financing and investing activities and depreciation and amortisation	898.839	222.310	427.108	16.854

DATA FROM STATEMENT OF COMPREHENSIVE INCOME

Amounts in thousands of Euro

	COMPANY			
	01.01 - 30.06.2009	**01.01 - 30.06.2008**	**01.04 - 30.06.2009**	**01.04 - 30.06.2008**
Sales	2.924.090	2.764.904	1.426.375	1.354.435
Gross operating results	849.424	358.477	447.527	163.836
Profit / (Loss) before tax, financing and investing activities	635.725	(31.973)	295.502	(111.968)
Profit / (Loss) before tax	556.252	(36.185)	264.381	(149.531)
Profit / (Loss) after tax (A)	411.744	(33.765)	192.936	(142.374)
Distributed to:				
- Owners of the Parent	411.744	(33.765)	192.936	(142.374)
- Minority interests	0	0	0	0
Other comprehensive income after tax (B)	8.163	(24.529)	3.933	(6.290)
Total comprehensive income after tax (A)+(B)	419.907	(58.294)	196.869	(148.664)
- Owners of the Parent	419.907	(58.294)	196.869	(148.664)
- Minority interests	0	0	0	0
Earnings / (Loss) per share, basic and diluted (in Euro)	1,7748	(0,1455)	0,8316	(0,6137)
Profit before tax, financing and investing activities and depreciation and amortisation	894.916	220.195	424.982	15.818

STATEMENT OF CHANGES IN EQUITY

Amounts in thousands of Euro

	GROUP		COMPANY	
	30.06.2009	**30.06.2008**	**30.06.2009**	**30.06.2008**
Total equity at beginning of the period (01.01.2009 and 01.01.2008, respectively)	4.981.366	5.279.901	4.981.947	5.208.288
Total comprehensive income after tax	420.299	(136.318)	419.907	(58.294)
Dividends	0	(23.200)	0	(23.200)
Other	(446)	(72)	(447)	1
Equity at the end of the period (30.06.2009 and 30.06.2008, respectively)	5.401.219	5.120.311	5.401.407	5.126.795

DATA FROM STATEMENT OF CASH FLOW

Amounts in thousands of Euro

	GROUP		COMPANY	
	01.01-30.06.2009	**01.01-30.06.2008**	**01.01-30.06.2009**	**01.01-30.06.2008**
Cash Flows from Operating Activities				
Profit / (Loss) before tax from continuing operations	557.398	(115.025)	556.252	(36.185)
Adjustments:				
Depreciation and amortisation	299.999	287.738	297.416	285.509
Amortisation of customers' contributions and subsidies	(38.451)	(33.548)	(38.225)	(33.341)
Provision for CO_2 emission rights of 1H	38.960	0	38.560	0
Fair value (gain) / loss of derivative instruments	(292)	526	(292)	526
Share of loss of associates	(619)	3.660	0	0
Interest income	(8.513)	(17.441)	(9.494)	(92.491)
Sundry provisions	33.447	13.041	33.435	13.041
Profit from evaluation of CO_2 liabilities of prior year	(19.177)	0	(19.177)	0
Unrealised foreign exchange losses (gains) on interest bearing loans and borrowings	(753)	2.394	(753)	2.385
Unbilled revenue	13.197	944	13.197	944
Amortisation of loan origination fees	1.322	1.025	1.322	1.025
Interest expense	84.394	94.479	84.336	94.479
Working capital adjustments:				
Increase / (Decrease) in:				
Accounts receivable, trade and other	(125.474)	(285.098)	(126.787)	(262.103)
Other current assets	(3.420)	(10.437)	(3.456)	(10.082)
Materials, spare parts and supplies	(46.307)	(118.882)	(46.304)	(118.882)
Increase/ (decrease) in:				
Trade and other payables	(108.332)	159.144	(107.273)	163.465
Other non-current liabilities	9.439	14.189	9.379	14.187
Accrued/other liabilities excluding interest	21.275	171.380	21.980	171.224
Net Cash from Operating Activities (a)	**707.093**	**168.091**	**702.516**	**193.703**
Cash Flows from Investing Activities				
Interest received	8.513	17.586	9.494	92.491
Capital expenditure of fixed assets and software	(489.772)	(442.378)	(486.435)	(439.008)
Disposal of fixed assets and software	12.537	3.089	12.537	3.089
Proceeds from customers' contributions and subsidies	154.939	92.336	152.866	92.337
Investments in subsidiaries and associates	(195)	(49)	(195)	62.173
Loan allowances in subsidiaries	(2.205)	0	0	0
Net Cash used in Investing Activities (b)	**(316.183)**	**(329.416)**	**(311.733)**	**(188.918)**
Cash Flows from Financing Activities				
Net change in short-term borrowings	(251.709)	3.911	(252.500)	2.900
Proceeds from interest bearing loans and borrowings, net of issuance fees	930.645	365.000	930.645	365.000
Principal payments of interest bearing loans and borrowings	(895.198)	(274.950)	(895.182)	(274.950)
Interest paid	(98.888)	(90.004)	(98.829)	(90.004)
Dividends paid	0	(3)	0	(3)
Net Cash used in Financing Activities (c)	**(315.150)**	**3.954**	**(315.866)**	**2.943**
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	**75.760**	**(157.371)**	**74.917**	**7.728**
Cash and cash equivalents at the beginning of the period	**103.450**	**196.541**	**100.391**	**28.290**
Cash and cash equivalents at the end of the period	**179.210**	**39.170**	**175.308**	**36.018**

ADDITIONAL DATA AND INFORMATION

(All amounts in thousands of Euro, unless otherwise stated)

1. The Group's companies with their respective addresses and participation percentages, as well as their unaudited tax years, that are included in the consolidated financial statements are listed below:

Full consolidation method:

Company	% participation	Country of incorporation	Unaudited tax years
PPC S.A.	Parent Company	Greece	2008
PPC Renewable Sources S.A.	100%	Greece	2007-2008
PPC Rhodes S.A.	100%	Greece	1999-2008
PPC TELECOMMUNICATIONS S.A.	100%	Greece	2007-2008
ARKADIKOS ILIOS 1 S.A.	100%	Greece	2007-2008
ARKADIKOS ILIOS 2 S.A.	100%	Greece	2007-2008
ILIAKO VELOS 1 S.A.	100%	Greece	2007-2008
ILIAKO VELOS 2 S.A.	100%	Greece	2007-2008
SOLARLAB S.A.	100%	Greece	2007-2008
ILIAKA PARKA DITIKIS MAKEDONIAS 1 S.A.	100%	Greece	2007-2008
ILIAKA PARKA DITIKIS MAKEDONIAS 2 S.A.	100%	Greece	2007-2008
PPC FINANCE PLC	50%	UK	2009

In 2009 the tax audit of the Parent Company was completed for the years 2006 and 2007, which resulted to accounting differences of Euro 18 million approximately. An amount of Euro 1 million approximately was paid after the settlement against tax liabilities of the Greek State.

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. decided to dissolve the aforementioned company and to initiate the appropriate procedures on July 1, 2005, according to international commerce law. The process for PPC Rhodes S.A. is yet to be completed.

Equity method:

Company	Note	% participation	Country of incorporation	Unaudited tax years
LARCO S.A.		28.56%	Greece	2002 - 2008
SENCAP S.A.		50%	Greece	2006 - 2008
PPC RENEWABLES ROKAS S.A.		49%	Greece	2007 - 2008
PPC RENEWABLES – TERNA ENERGIAKI S.A.		49%	Greece	2006 - 2008
PPC RENEWABLES – MEK ENERGIAKI S.A.		49%	Greece	2002 - 2008
PPC RENEWABLES NANKO ENERGY – MYHE GITANI S.A.		49%	Greece	2007 - 2008
PPC RENEWABLES ELTEV AIFOROS S.A.		49%	Greece	2008
GOOD WORKS S.A.		49%	Greece	2005 – 2008
PPC RENEWABLES EDF EN GREECE S.A.		49%	Greece	2007 -2008
EEN VOIOTIA S.A.	1	45.60%	Greece	2007 -2008
ORION ENERGIAKI S.A.	2	49%	Greece	2007 -2008
ASTREOS ENERGIAKI S.A.	2	49%	Greece	2007 -2008
PHOIBE ENERGIAKI S.A.	2	49%	Greece	2007 -2008
IAPETOS ENERGIAKI S.A.	2	49%	Greece	2007 -2008
AIOLIKO PARKO LOUKO S.A.		49%	Greece	-
AIOLIKO PARKO BABO VIGLIES S.A.		49%	Greece	-
AIOLIKO PARKO LEFKIVARI S.A.		49%	Greece	-
AIOLIKO PARKO AGIOS ONOUFRIOS S.A.		49%	Greece	-
AIOLIKO PARKO KILIZA S.A.		49%	Greece	-

1. It is consolidated from the associate company PPC Renewables EDF EN GREECE S.A. as it participates by 95% in its share capital.
2. They are consolidated by the associate company Good Works S.A. as they participate by 100% in their share capital.

2. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the financial statements for the year ended December 31, 2008.
3. There exist no burdens on the Group's fixed assets, the existence of which could materially affect the Group's financial position.
4. Adequate provisions have been established for all litigation.
5. Provisions of the Group and the Parent Company as of June 30, 2009 are as follows :

Amounts in thousands of Euro	Group	Company
a) Provision for litigation and arbitration	5.171	5.171
b) Provision for audited by tax authorities fiscal years	0	0
c) Other provisions	27.628	27.666

6. Total payrolls of the Group and the Company number 23,208 employees and 24,007 employees as of June 30, 2009 and 2008 respectively. On June 30, 2009 and 2008, 249 and 244 employees have been transferred to Public Sector Services (ministries etc.) out of which, 199 and 197 were compensated by PPC. The total payroll cost of such employees amounted to Euro 4,258 and Euro 4,199 for the period ended June 30, 2009 and 2008, respectively.
7. Sales and purchases of the Group and the Parent Company for the period ended June 30, 2009 as well as receivables and payables as of June 30, 2009 of the Group and the Parent Company, according to IAS 24 are as follows:

Amounts in thousands of Euro	Group	Company
a) Sales	178,799	183,635
b) Purchases	291,568	296,638
c) Receivables from related parties	401,310	423,009
d) Payables to related parties	437,695	447,849
e) Key management personnel compensations	1,432	1,253
f) Receivables from key management personnel compensations	0	0
g) Payables to key management personnel compensations	0	0

8. Capital expenditure of the Group and the parent company for the period ended June 30, 2009 amounted to Euro 489.8 million and of Euro 486.4 million respectively.
9. Other Comprehensive income / (loss) after tax which was recognized directly in equity for the period ended June 30, 2009 are as follows :

	Group	Company
Profit / (Loss) from fair value available for sale valuation	8,272	8,272
Other	(109)	(109)
Total	8,163	8,163

10. According to the temporary results, the CO_2 emissions of PPC's bound plants for the period 01.01.2009 – 30.06.2009 amounts to 24.6 Mt. According to recent projections, the CO_2 emissions for the remaining period 01.07.2009 – 31.12.2009 are estimated to 26.4 Mt, thus the total CO_2 emissions for 2009 are estimated to 51 Mt approximately. It should be noted that the emissions of 2009 will be considered final by the end of March 2010, when the verification of the annual emissions reports by accredited third party verifiers is completed. The allowances that have been allocated to the 31 existing bound plants of PPC for 2009 are 44.2 Mt CO_2. According to the above, it is estimated that PPC will exhibit a shortage of emission allowances for 2009 amounting to 6.8 Mt CO_2, out of which 3.3 Mt correspond to the first half of 2009. The financial statements of the 1st half of 2009, have been impacted with an expense of euro 38.9 m, for the coverage of the estimated CO_2 emission rights deficit (2008: euro 55.9 m). The liability valuation with prices of 30/06/09 for the coverage of CO_2 emission right deficit for the prior year had a positive impact in the financial results of the 1st half, amounted euro 19.2 m.
11. The Board of Directors of the Parent Company approved on May 28th, 2009 the signing of a MoU with MEDGAS S.A. in order to evaluate a proposal for supply of compressed natural gas, to the Units of Crete. This proposal was submitted by MEDGAS S.A. to PPC, in order to supply in a long term basis compressed natural gas to all Units in Crete – existing and future ones – as an alternative solution of the supply with liquefied natural gas. The shareholders of MEDGAS S.A. are: (a) EGAS, the company of natural gas of the Egypt Ministry of Oil by 30%, (b) Kopelouzos group, by 60% and (c) ARABIA GAZ, private company of natural gas in Egypt, by 10%. PPCs' Production Strategy in Crete anticipates the induction and use of natural gas in its units, examining two alternative scenarios: (a) The construction by DESFA of a terminal unit in Korakia and all the necessary pipelines, for the collection, the volatilization and transport of liquefied natural gas, that will be used in PPCs' power generation plants. PPC has, already, taken actions for the study and development of the necessary for this purpose infrastructure or (b) the supply of compressed natural gas from MEDGAS with the use of transmission ships, which will deliver the compressed natural gas in multiple points of collection for its use in the power generation plants.
12. PPC and Restis Group of Companies singed on the May 14th, 2009 an "MoU", for examining cooperation in the areas of: (a) Development, construction and operation of lignite mines and lignite power plants in Montenegro, (b) Joint participation in the tender launched by the government of Montenegro for the partial sale and share capital increase of the company "EPCG" (electric utility active in the generation, distribution and supply of energy) and (c) Development, construction and operation of RES projects in Greece and Southeast Europe.
13. PPC and the Spanish company Urbaser agreed in April 2009 on an "MoU", providing for the development of projects in relation with Waste-to-Energy, the Waste Management sector in general, as well as urban and industrial Waste Water Treatment.
14. On May 19th, 2009 the Parent Company's Board of Directors approved the construction of a new Steam Electric unit, in Ptolemaida with pulverized lignite technology and installed capacity of 550-660 MW, after all the necessary actions are taken in order to proceed without any obstacles in the construction of the unit and particularly all actions concerning the expropriation of Pontocomi and Mavropigi villages. The total budget of the project amounts to euro 1,320 m and is expected to be completed in 70 months from the signing of the contract.
15. On June 6, 2008, in international tender for the construction of a diesel engine Power Plant 110-120MW in South Rodos of heavy fuel oil with low sulphur content, 4 offers were submitted and their Technical Evaluation has been completed. On January 14, 2009 the unsealing of Economical Offers was realised. The project was assigned to the successful bidder company (TERNA S.A.). On July 30, 2009, the relative Contract was signed. The Contract price amounted to Euro 182.8 million. The issue of the Common Ministerial Decision for the Approval of the Environmental Terms is expected soon.
16. In June 2009, the Board of Directors of the Parent Company approved the policy of oil hedging transactions against the increasing volatility in the liquid fuel prices, for the types of fuels that the Company consumes. The company until the publication of the Financial Statements has already hedged a more than 70% of the estimated consumption for the types of liquid fuels that the company consumes, for the second half of 2009.
17. On August 5th, 2009, the Ministry of Employment and PPC S.A. agreed to collaborate in order PPC to engage 2,000 unemployed people. This program will commence at the beginning of September 2009 and will last for 2 years.
18. In April 2008, an international tender was announced for the "Study, supply, installation and putting in operation of a 750-835 MW combined cycle natural gas fired Unit V in Megalopolis". The budgeted cost for the new thermal unit amounts to Euro 570 million with a delivery time of 34 months after the contract is signed. The Board of Directors on the July 28th, 2009 approved the unsealing of the financial offers and authorised the Chairman and CEO after the unsealing of the financial offers to act in the best benefit of the company concerning the accomplishment of a price for the abovementioned tender with a highest limit of Euro 500 million and the resignation of the successful bidder of the above mentioned tender from any claims related to the eventual delay, above 12 months, in the operation of the new unit, specifically, any delay in the projects for the natural gas pipeline construction or/and the projects for the Hyperhigh Voltage Centers construction in Patra and Megalopoli, as well as the High Voltage Transmission Line Patra – Megalopoli construction, that are not PPCs' liability. On July 31, 2009, the unsealing of Economical Offers was realised. The Committee of Evaluation completed the economical evaluation of offers according to inquiry and on August 3, 2009, submitted the report, wherein the sorting of the bidders is referred. PPC proceeded in discussions with the successful bidder. On August 25th, 2009 the Board of Directors of the Parent Company approved the award of the contract to the successful bidder, the Joint Venture of METKA S.A. and ETADE S.A. The contract price amounts to Euro 500 m instead of the original offer that amounted to Euro 543 m. Furthermore the contractor will not raise any claims related to eventual delay up to 13 months from the operation of the new unit, due to unavailability of Transmission Network of 400 kV or/and Natural Gas.
19. On May 13th 2008, PPC filed before the Court of First Instance of the European Communities (CFI), an application for annulment of the Commission's Decision of March 5th 2008 regarding the granting by the Hellenic Republic of lignite extraction rights to PPC. The Greek State has intervened before the aforementioned Court in favour of PPC, while two undertaking – competitors of PPC – have intervened in favour of the European Commission. On February 19, 2009 the Hellenic Republic submitted its Observations before the CFI. Consequently, on February 25 2009, a Letter from the European Union Commission was addressed to the Hellenic Republic as well as PPC, by which it is made known that the set of measures to be adopted by the Republic must include, the concession through public tender procedures, as soon as possible, to enterprises with the exclusion of PPC, of the relevant lignite rights of the mines of Drama, Elassona, Vevi and Vegora, as well as the disposition of the related extracted amounts to third parties, excluding PPC (save for those cases where no valid offers have been submitted or PPC maintains less than 60% in lignite fuel generation) and the abolishment of article 3 para 3 of Greek law 134/75 by which the relevant lignite extraction rights had been granted to PPC. Finally, both the Hellenic Republic and PPC are requested by the said Letter of the Commission to submit their observations within the period of three (3) weeks. The abovementioned objections were submitted by the Hellenic Republic and PPC to the Commission. On August 6th, 2009, the European Commission issued a second Decision in which the measures for the compliance with the decision of March 5th, 2008 are defined as obligatory for the Hellenic Republic. The Commission's Decision defines as obligatory for the Hellenic Republic to launch public tender procedures for the concession of lignite rights for the mines of Drama, Elassona, Vevi and Vegora to third parties excluding PPC. The Hellenic Republic is also obliged to assure that the third parties that will win the extraction rights will not sell to PPC the extracted lignite from the specific mines. Specifically, in regard to Drama, Elassona and Vegora mines, the Decision of August 6th, 2009, defines that the tender procedures should be launched within six months from the notification date of the decision and the extraction rights should be awarded to the successful bidders within 12 months from the decision. PPCs' strategy will be defined after the thorough examination of the Decision, but it is a fact that it does not appear any risk in restraining PPCs' right on the existing in operating mines.

Athens, August 27, 2009

CHAIRMAN & CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN & DEPUTY CEO	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS D. CHATZIARGYRIOU	GEORGE C. ANGELOPOULOS	EFTHIMIOS A. KOUTROULIS

EAMA 210 3220800